UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4, rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ATENTO S.A.

INDEX

Financial Information

For the Three Months Ended March 31, 2019

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION	3
SELECTED HISTORICAL FINANCIAL INFORMATION	6
SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION	7
PART II - OTHER INFORMATION	56
LEGAL PROCEEDINGS	56
RISK FACTORS	56

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Atento S.A. (“Atento”, the “Company”, “we” or the “Organization”) was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à.r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of preferred equity certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of preferred equity certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of preferred equity certificates (together with the Original Luxco PECs, the “Luxco PECs”).

In connection with the completion of Atento’s initial public offering (the “IPO”) in October 2014, Topco transferred its entire interest in Midco (€31,000 of share capital) to PikCo, the consideration for which was an allocation of €31,000 to PikCo’s Reserve Account. PikCo then contributed all of the Luxco PECs to Midco (the “Contribution”), the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. Upon completion of the Contribution, the Luxco PECs were capitalized by Midco. PikCo then transferred the remainder of its interest in Midco (€12,500 of share capital) to the Company, in consideration for which the Company issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity will be allocated to the Company’s share premium account. As a result of this transfer, Midco became a direct subsidiary of the Company. The Company completed a share split (the “Share Split”) whereby it issued approximately 2,219.212 ordinary shares for each ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction”.

On October 7, 2014, we completed our IPO and issued 4,819,511 ordinary shares at a price of $15.00 per share. As a result of the IPO, the Share Split and the Reorganization Transaction, we had 73,619,511 ordinary shares outstanding and owned 100% of the issued and outstanding share capital of Midco, as of November 9, 2015.

On August 4, 2015, our Board of Directors (“the Board”) approved a share capital increase and issued 131,620 shares, increasing the number of outstanding shares to 73,751,131.

On July 28, 2016, the Board approved a share capital increase and issued 157,925 shares, increasing the number of outstanding shares to 73,909,056.

On November 6, 2018, the Board approved a share capital increase and issued 1,161,870 shares, increasing the number of outstanding shares to 75,070,926.

On January 18, 2019, the Board approved a share capital increase and issued 335,431 shares, increasing the number of outstanding shares to 75,406,357.

Acquisition and Divestment Transactions

On August 4, 2016, the Company through its direct subsidiary Atento Teleservicios España entered into an agreement (the “Share Sale and Purchase Agreement”) with Intelcia Group, S.A. for the sale of 100% of Atento Morocco S.A., encompassing Atento’s operations in Morocco providing services to the Moroccan and French markets (the “Morocco Transaction”). The Morocco Transaction was consummated on September 30, 2016, upon receipt of regulatory approval. Atento’s operations in Morocco, which provide services to the Spanish market, are excluded from the Morocco Transaction and will continue operating as part of Atento Spain.

On September 2, 2016, the Company through its direct subsidiary Atento Brasil acquired 81.49%, the controlling interest of RBrasil Soluções S.A. (RBrasil).

On May 9, 2017, we announced an extended partnership with Itaú, a leading financial institution in Brazil, through which we will leverage the industry-leading capabilities of RBrasil and Atento Brasil S.A. (“Atento Brasil”) to serve Itaú’s increasing demand for end-to-end collections solutions, customer service and back office services.

On June 9, 2017, the Company, through its subsidiary, Atento Brasil, acquired 50.00002% of Interfile Serviços de BPO Ltda. and 50.00002% of Interservicer – Serviços em Crédito Imobiliário Ltda. (jointly, “Interfile”), a leading provider of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil. Through this acquisition, we expect to be able to expand our capabilities in the financial services segment, especially in credit origination, accelerate our penetration into higher value-added solutions, strengthen our leadership position in the Brazilian market and facilitate the expansion of our credit origination segment into other Latin American markets.

On June 30, 2017, we announced the signing of a strategic partnership and the acquisition of a minority stake in Keepcon, a leading provider of semantic technology-based automated customer experience management, through our subsidiary Contact US Teleservices Inc. The acquisition of a minority stake in Keepcon follows our overall strategy to develop and expand our digital capabilities. Our goal is to integrate all of our digital assets to generate additional value for clients and drive growth across verticals and geographies. We aim to turn the business disruption generated by the digital revolution into differentiated customer experience solutions generating competitive advantages for customers. We expect that the investment in Keepcon will expand the artificial intelligence and automatization capabilities of our omnichannel platform.

Other Transactions

On August 10, 2017, Atento completed a renegotiation transaction of its financing structure throughout its subsidiary Atento Luxco 1. The new financing structure implied an offering of US$400.0 million aggregate principal amount of 6.125% Senior Secured Notes due 2022 (the “Offering”). Atento used the net proceeds from the Offering, together with cash on hand, to redeem all of the Issuer’s outstanding 7.375% Senior Secured Notes due 2020 and all of the existing debentures due 2019 of its subsidiary Atento Brasil. The Senior Secured Notes are guaranteed on a senior secured basis by certain of Atento’s wholly-owned subsidiaries on a joint and several basis.

On August 18, 2017, Atento filed a Form F-3 with the SEC, for up to $200,000,000 Ordinary Shares and 62,660,015 Ordinary Shares Offered by the selling shareholder. As a consequence, the selling shareholder offered up to 62,660,015 of Ordinary Shares, covered by the Form F-3.

On September 21, 2017, the Board of Directors approved a dividend policy for the Company with a goal of paying annual cash dividends pay-out in line with industry peers and practices. The declaration and payment of any interim dividends will be subject to approval of Atento’s corporate bodies and will be determined based upon, amongst other things, Atento’s performance, growth opportunities, cash flow, contractual covenants, applicable legal requirements and liquidity factors. The Board of Directors intends to review the dividend policy regularly and so accordingly it is subject to change at any time.

On October 31, 2017, our Board of Directors declared a cash interim dividend with respect to the ordinary shares of $0.3384 per share paid on November 28, 2017 to shareholders of record as of the close on November 10, 2017.

On November 13, 2017, Atento filed a Supplemental Prospectus with the SEC, for the sale of 12,295,082 ordinary shares. After the offering Pikco owns 48,520,671 ordinary shares in Atento, representing 64.34% of the outstanding shares.

On July 26, 2018, our Board of Directors approved the share buyback program. We estimated a repurchased amount of 30 million US. Dollars to be concluded in up to 12 months. The total shares repurchased was 1.106.158 corresponding to $8.2 million.

Exchange Rate Information

In this Interim Report, all references to “U.S. dollar” and “$” (USD) are to the lawful currency of the United States and all references to “Euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, all references to Brazilian Reais or “R$” (BRL), Mexican Peso (MXN), Chilean Peso (CLP), Argentinean Peso (ARS), Colombian Peso (COP) and Peruvian Nuevos Soles (PEN) are to the lawful currencies of Brazil, Mexico, Chile, Argentina, Colombia and Peru, respectively.

The following table shows the exchange rates of the U.S. dollar to these currencies for the periods and dates indicated as reported by the relevant central banks of the European Union and each country, as applicable.

	2018		2018		2019
	Average FY	December 31	Average Q1	March 31,	Average Q1	March 31,
Euro (EUR)	0.85	0.87	0.81	0.81	0.88	0.89
Brazil (BRL)	3.65	3.87	3.25	3.32	3.77	3.90
Mexico (MXN)	19.24	19.65	18.71	18.27	19.20	19.38
Colombia (COP)	2,955.34	3,249.75	2,858.33	2,780.47	3,135.29	3,190.94
Chile (CLP)	641.38	695.69	601.97	605.26	667.01	681.09
Peru (PEN)	3.29	3.38	3.24	3.23	3.32	3.32
Argentina (ARS)	28.12	37.70	19.71	20.15	39.05	43.35

SELECTED HISTORICAL FINANCIAL INFORMATION

The consolidated financial information of Atento are the consolidated results of operations of Atento, for the three months ended March 31, 2018 and 2019.

We present our historical financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The unaudited interim condensed consolidated financial information for the three 2019 and 2018 (the “interim condensed consolidated financial information”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting.

As described in Note 4 of the unaudited interim condensed consolidated financial information, included elsewhere in this document, the accounting policies adopted in preparation of this interim condensed consolidated financial information are consistent with those followed in the preparation of the consolidated annual financial statements for the year ended December 31, 2018, except for IFRS 16 and IFRIC 23 which were adopted on January 1, 2019.

Rounding

Certain numerical figures set out in this Interim Report, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this Interim Report may vary slightly from the actual arithmetic totals of such data. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in “Summary Consolidated Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are calculated using the numerical data in the financial statements or the tabular presentation of other data (subject to rounding) contained in this Interim Report, as applicable, and not using the numerical data in the narrative description thereof.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following tables present a summary of the consolidated historical financial information for the periods as of the dates indicated and should be read in conjunction with the section of this document entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this document.

	For the three months ended march 31,		Change (%)	Change excluding FX (%)
($ in millions)	2018	2019
	(unaudited)
Revenue	490.4	436.7	(10.9)	2.0
Loss for the period	(1.7)	(45.6)	N.M.	N.M.
EBITDA (1)	49.8	42.0	(15.8)	(2.8)
Adjusted EBITDA (1)	49.8	42.0	(15.8)	(2.8)
Adjusted Earnings (2)	7.5	(4.6)	N.M.	N.M.
Adjusted Earnings per share (in U.S. dollars) (3)	0.10	(0.06)	N.M.	N.M.
Adjusted Earnings attributable to Owners of the parent (2)	7.8	(5.0)	N.M.	N.M.
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (3)	0.10	(0.06)	N.M.	N.M.
Payments for acquisition of property, plant, equipment and intangible assets (4)	(16.4)	(18.4)	12.0	30.4
Total Debt (5)	494.6	643.2	30.0	33.7
Cash and cash equivalents	100.2	77.9	(22.2)	(11.6)
Net debt with third parties (5)	394.4	565.2	43.3	43.9
Balance sheet data:
Total assets	1,393.8	1,335.5
Equity	378.9	277.8
Capital stock	0.048	0.049
Number of shares	73,909,056	75,406,357

N.M. means not meaningful

(1)

In considering the financial performance of the business, our management analyzes the financial performance measures of EBITDA and Adjusted EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude certain acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing fees, and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the year/period from continuing operations.

We believe EBITDA and Adjusted EBITDA are useful metrics for investors to understand our results of continuing operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations.

EBITDA and Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

EBITDA and Adjusted EBITDA have limitations as analytical tools. These measures are not presented in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” for a reconciliation of profit/(loss) for the periods from continuing operations to EBITDA and Adjusted EBITDA.

(2)

In considering the Company’s financial performance, our management analyzes the performance measure of Adjusted Earnings. Adjusted Earnings is defined as profit/(loss) for the periods from continuing operations adjusted for certain amortization of acquisition related intangible assets, restructuring costs, asset impairments and other items not related to our core results of operations, site relocation costs, net foreign exchange impacts and their tax effects. Adjusted Earnings is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted Earnings is profit/(loss) for the periods from continuing operations.

We believe Adjusted Earnings is a useful metric for investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year returns, such as income tax expense and net finance costs.

Our management uses Adjusted Earnings to (i) provide senior management with monthly reports of our operating results; (ii) prepare strategic plans and annual budgets; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

Adjusted Earnings is defined to exclude items that are not related to our core results of operations. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings related performance measure when reporting their results.

Adjusted Earnings has limitations as an analytical tool. Adjusted Earnings is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted Earnings is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of Adjusted Earnings to profit/(loss)” for a reconciliation of Adjusted Earnings to our profit/(loss) for the period from continuing operations.
(3)

Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding (that exclude the treasury shares) of 73,909,056 and 74,300,199 2018 and 2019 As of March 31, respectively.

(4)	Payments for acquisition of property, plant, equipment and intangible assets represent the cash disbursement for the period.
(5)	Impact in March 31, 2019 application of IFRS 16 (former operating leases not related to short-term or low-value leases are now shown as debt) was $175,1 million.

In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments.

Net debt with third parties has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Financing Arrangements” for a reconciliation of total debt to net debt with third parties utilizing IFRS reported balances obtained from the financial information included elsewhere in this Interim Report. The most directly comparable IFRS measure to net debt with third parties is total debt.

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the three months ended March 31,
($ in millions)	2018	2019
	(unaudited)

Loss for the period	(1.7)	(45.6)
Net finance expense	19.6	17.3
Income tax expense	5.5	(2.9)
Write-off of deferred tax assets	-	37.8
Depreciation and amortization	26.3	35.3
EBITDA (non-GAAP) (unaudited) (*)	49.8	42.0
Adjusted EBITDA (non-GAAP) (unaudited) (*)	49.8	42.0

(*)

In 2019, the EBITDA was impacted in $ 13.7 millions due to the first application of IFRS 16. Excluding IFRS 16 impact, 2019 EBITDA was $28.3 million. Depreciation and finance costs impacted in $11.8 million and $4.7 million respectively due to the application of the IFRS 16.

(a)

In May 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million. Also, the agreement negatively impacted our EBITDA in the first quarter of 2019 by $0.5 million and financial expenses of $0.1 million, due to the other adjustments made by the tax authorities. The agreement’s cash impact of $1.1 million will impact our cash flow for the period ended June 30, 2019.

Reconciliation of Adjusted Earnings to profit/(loss):

	For the three months ended March 31,
($ in millions)	2018	2019
	(unaudited)
(Loss) for the period	(1.7)	(45.6)
Amortization of acquisition related intangible assets (a)	5.7	5.1
Change in fair value of financial instruments (b)	3.1	-
Net foreign exchange gain/(loss)	2.8	1.8
Other	-	0.6
Tax effect (c)	(2.4)	33.5
Total of add-backs	9.2	41.0
Adjusted Earnings (non-GAAP) (unaudited)	7.5	(4.6)
Adjusted Earnings per share (in U.S. dollars) (**) (unaudited)	0.10	(0.06)
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	7.8	(5.0)
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (**) (unaudited)	0.10	(0.06)

(*)

We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

(a)

Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

(b)

Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the statements of operations and for comparability, and those adjustments are added back to calculate Adjusted Earnings.

(c)

The tax effect represents the impact of the taxable adjustments based on tax nominal rate by country. For the three months ended March 31, 2018 and 2019, the effective tax rate after moving non-recurring items was 51.3% and 48.8% respectively.

(d)

In May 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million. Also, the agreement negatively impacted our EBITDA in the first quarter of 2019 by $0.5 million and financial expenses of $0.1 million, due to the other adjustments made by the tax authorities. The agreement’s cash impact of $1.1 million will impact our cash flow for the period ended June 30, 2019.

(**) Adjusted Earnings per share is calculated based on the weighted average number of ordinary shares outstanding (that exclude the treasury shares) of 73,909,056 and 74,300,199  as of March 31, 2018 and 2019, respectively.

Financing Arrangements

Certain of our debt agreements contain financial ratios as instruments to monitor the Company’s financial condition and as preconditions to certain transactions (e.g. the incurrence of new debt, permitted payments). The following is a brief description of the financial ratios.

1.

Fixed Charge Coverage Ratio (applies to Atento S.A.) – measures the Company’s ability to pay interest expenses and dividends (fixed charges) in relation to EBITDA, as described in the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2 times the fixed charge of the same period. As of March 31, 2019, the ratio was 4.7 times. This financial covenant applies only as a restriction for certain actions (e.g. issue a new debt) and, if breached, will not trigger a default or an event of default.

2.

Net Debt Brazilian Leverage Ratio (applies only to Atento Brasil S.A.) – measures the level of net debt (gross debt, less cash and cash equivalents) to EBITDA – each as defined in debt agreements. The contractual ratio indicates that Brazil net debt should not surpass 2.0 times the Brazilian EBITDA. As of March 31, 2019, the current ratio was 0.6 times.

The Company regularly monitors all financial ratios under the debt agreements. As of March 31, 2019, we were in compliance with the terms of our covenants. Atento activities as a lessee does not impact the loan’s covenants as the IFRS 16 adjustments are excluded from the covenants calculations.

Net debt with third parties As of March 31, 2018 and 2019 is as follow:

	As of March 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2018	2019
	(unaudited)
Cash and cash equivalents	100.2	77.9
Debt:
Senior Secured Notes	392.2	394.5
Brazilian Debentures	21.5	15.0
BNDES	44.7	19.0
Finance Lease Payables (3)	9.3	179.9
Other Borrowings	26.9	34.8
Total Debt	494.6	643.2
Net Debt with third parties (1) (unaudited)	394.4	565.2
Adjusted EBITDA LTM (2) (non-GAAP) (unaudited)	217.1	177.0
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.8x	3.2x

(1)

In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(2)	Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations.
(3)	Impact in March 31, 2019 of application of IFRS 16 (former operating leases not related to short-term or low-value leases are now shown as debt) was $175,1 million.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Form 6-K providing quarterly contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995, relating to our operations, expected financial position, results of operation, and other business matters that are based on our current expectations, assumptions, and projections with respect to the future, and are not a guarantee of performance. In this Report, when we use words such as “may,” “believe,” “plan,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “would,” “could,” “target,” or similar expressions, or when we discuss our strategy, plans, goals, initiatives, or objectives, we are making forward-looking statements.

We caution you not to rely unduly on any forward-looking statements. Actual results may differ materially from what is expressed in the forward-looking statements, and you should review and consider carefully the risks, uncertainties and other factors that affect our business and may cause such differences.

The forward-looking statements are based on information available as of the date that this Form 6-K furnished with the United States Securities and Exchange Commission (“SEC”) and we undertake no obligation to update them. Such forward–looking statements are based on numerous assumptions and developments that are not within our control. Although we believe these forward-looking statements are reasonable, we cannot assure you they will turn out to be correct.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and the results of operations is based upon and should be read in conjunction with unaudited interim condensed the consolidated financial information of Atento.

Factors which could cause or contribute to such difference, include, but are not limited to, those discussed elsewhere in this Report, particularly under “Cautionary Statement with respect to Forward-Looking Statements” and the section entitled “Risk Factors” in the Form 20-F.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing (“CRM BPO”) services and solutions in Latin America (“LatAm”) and Spain, and the third largest provider by revenue globally. Atento’s tailored CRM BPO solutions are designed to enable our client’s ability to deliver a high-quality product by creating a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its industry expertise commitment to customer care, and consultative approach, to offer superior and scalable solutions across the entire value chain for customer care, customizing each solution to the individual client’s needs.

In the third quarter of 2016 we announced a refreshed strategy to drive long-term profitable growth and create shareholder value. Recent market trends, including the macroeconomic pull-back in Brazil (the largest CRM BPO market in Latin America), and the accelerating adoption of omni-channel and digital capabilities, prompted us to reexamine the priorities that support our long-term strategy. The ultimate goal of this exercise, or Strategy Refresh, was to ensure we had the right focus and capabilities to capitalize on industry trends in Latin America and leverage our scale and financial strength to selectively broaden and diversify in key verticals, countries, and solutions.

We offer a comprehensive portfolio of customizable, and scalable, solutions including front and back-end services ranging from sales, applications-processing, customer care and credit-management. We leverage our deep industry knowledge and capabilities to provide industry-leading solutions to our clients. We provide our solutions to over 400 clients via over 152,000 highly engaged customer care specialists facilitated by our best-in-class technology infrastructure and multi-channel delivery platform. We believe we bring a differentiated combination of scale, capacity for processing client’s transactions, and industry expertise to our client’s customer care operations, which allow us to provide higher-quality and lower cost customer care services than our clients could deliver on their own.

We operate in 13 countries worldwide and organize our business into three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the three months ended March 31, 2019, Brazil accounted for 50.0% of our revenue, Americas accounted for 37.0% of our revenue and EMEA accounted for 14.2% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

Our number of workstations decreased from 93,986 As of March 31, 2018 to 92,441 As of March 31, 2019.

The following table shows the number of workstations and delivery centers in each of the jurisdictions in which we operated As of March 31, 2018 and 2019:

	Number of Workstations		Number of Service Delivery Centers
	2018	2019	2018	2019
Brazil	49,241	49,547	35	34
Americas	39,260	37,423	51	51
Argentina	4,373	4,475	12	12
Central America	2,397	2,338	4	4
Chile	2,581	2,878	3	4
Colombia	8,572	8,854	10	10
Mexico	11,253	9,203	15	15
Peru	9,031	8,322	4	3
United States	1,053	1,353	3	3
EMEA	5,485	5,471	15	15
Spain	5,485	5,471	15	15
Total	93,986	92,441	101	100

For the three months ended March 31, 2019, revenue generated from our 15 largest client groups represented 76,3% of our revenue as compared to 76.1% in the same period in the prior year. Excluding revenue generated from the Telefónica Group, our next 15 largest client groups represented 40.4% for the three months ended March 31, 2019 as compared to 38.4% in the same period in the prior year.

Our vertical industry expertise in telecommunications, financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering effective business results and increasing the portion of our client’s services related to CRM BPO. For the three months ended March 31, 2018, CRM BPO solutions and individual services comprised approximately 25.0% and 75.0% of our revenue, respectively. For the same period in 2019, CRM BPO solutions and individual services comprised approximately 27.9% and 72.1% of our revenue, respectively.

During the three months ended March 31, 2019, telecommunications represented 43.8% of our revenue and financial services represented 36.0% of our revenue, compared to 45.8% and 33.4%, respectively, for the same period in 2018. Additionally, during the three months ended March 31, 2018 and 2019 the sales by service were:

	For the three months ended March 31,
	2018	2019
Customer Service	51.1%	51.7%
Sales	18.1%	17.0%
Collection	7.3%	7.9%
Back Office	12.0%	12.8%
Technical Support	7.7%	6.7%
Others	3.8%	3.9%
Total	100.0%	100.0%

Average headcount

The average headcount in the Atento Group in the three months ended March 31, 2018 and 2019, is presented as follows:

	March 31,
	2018	2019
	(unaudited)
Brazil	80,552	83,260
Central America	5,270	4,645
Chile	5,667	5,912
Colombia	9,088	8,555
Spain	11,267	11,954
Mexico	17,695	16,475
Peru	14,188	12,968
Puerto Rico	414	552
United States	581	466
Argentina and Uruguay	8,639	7,642
Corporate	141	145
Total	153,502	152,574

Consolidated Statements of Operations for the Three Months Ended March 31, 2018 and 2019

($ in millions, except percentage changes)	For the three months ended March 31,		Change (%)	Change excluding FX (%)
	2018	2019
	(unaudited)
Revenue	490.4	436.7	(10.9)	2.0
Other operating income	2.0	0.6	(68.0)	(66.2)
Operating expenses:
Supplies	(17.6)	(16.8)	(4.4)	(12.0)
Employee benefit expenses	(367.5)	(339.3)	(7.7)	5.8
Depreciation (2)	(11.3)	(21.8)	92.9	114.2
Amortization	(15.0)	(13.5)	(9.8)	1.3
Changes in trade provisions	(0.3)	-	(99.0)	(99.0)
Other operating expenses (3)	(57.1)	(39.2)	(31.4)	(21.3)
Total operating expenses	(468.9)	(430.6)	(8.2)	4.1
Operating profit	23.5	6.7	(71.4)	(59.0)
Finance income (4)	0.9	2.4	N.M.	N.M.
Finance costs (5)	(14.6)	(18.0)	23.1	31.9
Change in fair value of financial instruments	(3.1)	-	(100.0)	(100.0)
Net foreign exchange loss	(2.8)	(1.8)	(37.3)	3.3
Net finance expense	(19.6)	(17.3)	(11.5)	(1.8)
Profit before income tax	3.9	(10.6)	N.M.	N.M.
Income tax benefit/(expense)	(5.5)	(35.0)	N.M.	N.M.
Loss for the period	(1.7)	(45.6)	N.M.	N.M.
Loss attributable to:
Owners of the parent	(2.0)	(46.0)	N.M.	N.M.
Non-controlling interest	0.3	0.4	21.4	40.9
Loss for the period	(1.7)	(45.6)	N.M.	N.M.
Other financial data:
EBITDA (1) (unaudited)	49.8	42.0	(15.8)	(2.8)
Adjusted EBITDA (1) (unaudited)	49.8	42.0	(15.8)	(2.8)

(1)   For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

(2)   Due to the initial application of IFRS 16 the depreciation was negatively impacted in $11.8 million.

(3)   Due to the initial application of IFRS 16 the other operating costs was positive impacted in $13.7 million.

(4)   The quarter ended in March 31, 2019 contains a negative impact of $1,6 million due to the application of the IAS 29 - Financial Reporting in Hyperinflationary Economies and related impacts under the application of IAS 21 - The Effects of Changes in Foreign Exchange Rates for Argentina.

(5)   Due to the initial application of IFRS 16 the finance costs was negatively impacted in $4.7 million.

N.M. means not meaningful

Consolidated Statements of Operations by Segment for the Three Months Ended March 31, 2018 and 2019

($ in millions, except percentage changes)	For the three months ended March 31,		Change (%)	Change Excluding FX (%)
	2018	2019
	(unaudited)
Revenue:
Brazil	238.9	218.3	(8.6)	6.1
Americas	190.6	161.7	(15.2)	(2.7)
EMEA	63.9	62.1	(2.8)	5.2
Other and eliminations (1)	(3.1)	(5.4)	(74.1)	(83.7)
Total revenue	490.4	436.7	(10.9)	2.0
Operating expenses:
Brazil	(230.9)	(215.1)	(6.8)	8.1
Americas	(183.7)	(164.8)	(10.3)	0.5
EMEA	(63.5)	(61.8)	(2.7)	5.3
Other and eliminations (1)	9.3	11.1	19.7	38.3
Total operating expenses	(468.9)	(430.6)	(8.2)	4.1
Operating profit/(loss):
Brazil	8.0	3.3	(58.8)	(52.1)
Americas	8.7	(2.9)	(133.7)	N.M.
EMEA	0.5	0.7	32.9	31.8
Other and eliminations (1)	6.2	5.7	(8.1)	11.9
Total operating profit	23.5	6.7	(71.4)	(59.0)
Net finance expense:
Brazil	(8.9)	(12.1)	35.5	56.2
Americas	(4.2)	(5.3)	25.9	51.5
EMEA	(0.1)	(0.7)	N.M.	N.M.
Other and eliminations (1)	(6.4)	0.7	(110.6)	(110.6)
Total net finance expense	(19.6)	(17.3)	(11.5)	(1.8)
Income tax benefit/(expense):
Brazil	(0.3)	2.9	N.M.	N.M.
Americas	(2.7)	0.6	(122.2)	(126.4)
EMEA	-	(4.0)	N.M.	N.M.
Other and eliminations (1)	(2.6)	(34.5)	N.M.	N.M.
Total income tax benefit/(expense)	(5.5)	(35.0)	N.M.	N.M.
Profit/(loss) from continuing operations:
Brazil	(1.2)	(5.9)	N.M.	N.M.
Americas	1.9	(7.6)	N.M.	N.M.
EMEA	0.4	(4.0)	N.M.	N.M.
Other and eliminations (1)	(2.8)	(28.1)	N.M.	N.M.
Loss from continuing operations	(1.7)	(45.6)	N.M.	N.M.
Profit/(loss) for the period:
Brazil	(1.2)	(5.9)	N.M.	N.M.
Americas	1.9	(7.6)	N.M.	N.M.
EMEA	0.4	(4.0)	N.M.	N.M.
Other and eliminations (1)	(2.8)	(28.1)	N.M.	N.M.
(Loss)/profit for the period	(1.7)	(45.6)	N.M.	N.M.
(Loss)/profit attributable to:
Owners of the parent	(2.0)	(46.0)	N.M.	N.M.
Non-controlling interest	0.3	0.4	21.4	40.9
Other financial data:
EBITDA (2):
Brazil	21.9	22.4	2.5	19.0
Americas	18.3	9.9	(45.9)	(39.1)
EMEA	3.2	3.9	23.1	34.2
Other and eliminations (1)	6.3	5.8	(8.5)	10.3
Total EBITDA (unaudited)	49.8	42.0	(15.6)	(2.8)
Adjusted EBITDA (2):
Brazil	26.4	27.8	5.5	19.2
Americas	21.0	14.1	(32.9)	(25.6)
EMEA	5.0	6.3	25.7	32.6
Other and eliminations (1)	(2.6)	(6.2)	136.7	(148.5)
Total Adjusted EBITDA (unaudited)	49.8	42.0	(15.6)	(2.8)

(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(2) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

N.M. means not meaningful

Three Months Ended March 31, 2018 compared to Three Months Ended March 31, 2019

Revenue

Revenue decreased by $53.7 million, or 10.9%, from $490.4 million for the three months ended March 31, 2018 to $436.7 million for the three months ended March 31, 2019. Excluding the impact of foreign exchange, revenue increased 2.0%, driven by Multisector growth in Brazil and EMEA, with Brazil delivering a 8.6% expansion. Also, new client wins during the quarter helped offsetting the overall volume and price pressures in the more massive CRM programs across the Company’s geographic markets.

Multisector presented a revenue decrease of $27.5 million, or 9.1%, from $302.6 million for the three months ended March 31, 2018 to $275.1 million for the three months ended March 31, 2019. Excluding the impact of foreign exchange, revenue from multisector clients increased 4.6%, supported by gains mainly in Brazil, especially in financial services due to new volumes from current clients partially offset by overall volume and price pressures in the larger CRM programs across all regions.

Revenue from Telefónica decreased by $28.7 million, or 15.1%, from $190.4 million for the three months ended March 31, 2018 to $161.6 million for the three months ended March 31, 2019. Excluding the impact of foreign exchange, revenue from Telefónica decreased 1.1%, due to lower volumes in Americas, partially offset by higher volumes mainly in EMEA.

For the three months ended March 31, 2019, revenue from multisector clients reached 62.4% of total revenue.

The following chart sets forth a breakdown of revenue by geographical region for the three months ended March 31, 2018 and 2019 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the three months ended March 31,
($ in millions, except percentage changes)	2018	(%)	2019	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	238.9	48.7	218.3	50.0	(8.6)	6.1
Americas	190.6	38.9	161.7	37.0	(15.2)	(2.7)
EMEA	63.9	13.0	62.1	14.2	(2.8)	5.2
Other and eliminations (1)	(3.1)	(0.6)	(5.4)	(1.2)	(74.1)	(83.7)
Total	490.4	100.0	436.7	100.0	(10.9)	2.0

(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the three months ended March 31, 2018 and 2019 was $238.9 million and $218.3 million, respectively, a decrease of $20.6 million, or 8.6%. Excluding the impact of foreign exchange, revenue increased by 6.1%. Revenue from multisector clients increased by 8.4%, supported mostly by new contracts with existing clients in the financial services vertical acquired throughout 2018, leading the path for the Group in revenue diversification. Excluding the impact of foreign exchange, revenue from Telefónica increased by 0.9%, on higher volumes in the region, with Atento continuing to deliver digital solutions for Telefónica Group.

Americas

Revenue in Americas for the three months ended March 31, 2018 and 2019 was $190.6 million and $161.7 million, respectively, a decrease of $28.9 million, or 15.2%. Excluding the impact of foreign exchange, revenue decreased 2.7%, due to a decrease of 5.6% in revenues from Telefónica, due to lower volumes in the region, mainly in Peru. Revenue from multisector clients was mixed, with higher volumes in Chile and Colombia, offset by challenging environment in Mexico, decreasing 0.3% in total.

EMEA

Revenue in EMEA for the three months ended March 31, 2018 and 2019 was $63.9 million and $62.1 million, respectively, a decrease of $1.8 million, or 2.8%. Excluding the impact of foreign exchange, revenue increased 5.2%, supported by multisector and Telefónica. Excluding the impact of foreign exchange, revenue from multisector clients increased by 7.5%, fueled by higher volumes from ramp up of multisector clients, combined with higher volumes from Telefónica which increased by 3.8%.

Other operating income

Other operating income totaled $0.6 million for the three months ended March 31, 2019.

 Total operating expenses

Total operating expenses decreased by $38.8 million, or 8.2%, from $468.9 million for the three months ended March 31, 2018 to $430.6 million for the three months ended March 31, 2019. Excluding the impact of foreign exchange, operating expenses increased by 4.1%, mainly reflecting the $8.1 million one-off impact, due to severance costs related to adjusting size of operations in Americas and one-off costs related to agreements with unions in Brazil, Chile and Argentina.. As a percentage of revenue, operating expenses represented 95.6% and 98.6% for the three months ended March 31, 2018 and 2019, respectively.

Supplies: Supplies expenses decreased by $0.8 million, or 4.4%, from $17.6 million for the three months ended March 31, 2018 to $16.8 million for the three months ended March 31, 2019. Excluding the impact of foreign exchange, supplies expenses increased by 12.0% mainly due to higher activity in Brazil and Spain. As a percentage of revenue, supplies represented 3.6 % for the three months ended March 31, 2018 and 3.9% for the three months ended March 31, 2019.

Employee benefit expenses: Employee benefit expenses decreased by $28.2 million, or 7.7%, from $367.5 million for the three months ended March 31, 2018 to $339.3 million for the three months ended March 31, 2019. Excluding the impact of foreign exchange, employee benefit expenses increased by 5.8%, due to minimum wage increase in Brazil and one-off expenses as explained above. As a percentage of revenue, employee benefit expenses represented 74.9% and 77.7% for the three months ended March 31, 2018 and 2019, respectively.

 Depreciation and amortization: Depreciation and amortization expenses increased by $9.0 million, or 34.3%, from $26.3 million for the three months ended March 31, 2018 to $35.3 million for the three months ended March 31, 2019, due to the initial application of IFRS 16 which impacted in $11.8 million. Excluding the impact of foreign exchange and the impact of IFRS 16, depreciation and amortization expense stood flat.

Other operating expenses: Other operating expenses decreased by $18.4 million, or 32.3%, from $57.1 million for the three months ended March 31, 2018 to $39.2 million for the three months ended March 31, 2019. Excluding the impact of foreign exchange, other operating expenses decreased by 21.3% due the $13.7 million impact of the application of the IFRS 16, which recognizes leases and rental as financial expenses, instead of operating expenses. As a percentage of revenue, other operating expenses totaled 11.7% and 9.0% for the three months ended March 31, 2018 and 2019, respectively. Excluding the impact of IFRS 16, the percentage of revenue for the three months ended March 31, 2019 was 12.1%

Brazil

Total operating expenses in Brazil decreased by $15.8 million, or 6.8%, from $230.9 million for the three months ended March 31, 2018 to $215.1 million for the three months ended March 31, 2019. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 8.1%, mainly driven by higher employee benefit expenses in the period, reflecting increase in minimum wage in the region and one-off expenses related to agreements with unions. Operating expenses as a percentage of revenue increased from 96.7% to 98.5%, for the three months ended March 31, 2018 and 2019, respectively.

Americas

Total operating expenses in Americas decreased by $18.9 million, or 10.3%, from $183.7 million for the three months ended March 31, 2018 to $164.8 million for the three months ended March 31, 2019. Excluding the impact of foreign exchange, operating expenses increased by 0.5%, mainly driven by lower activities in the region. Operating expenses as a percentage of revenue increased from 96.4% to 102.0%, for the three months ended March 31, 2018 and 2019, respectively, mainly reflecting one-off expenses from severance costs related to adjusting size of operations in the region and one-off costs related to agreements with the union in Chile and Argentina.

EMEA

Total operating expenses in EMEA decreased by $1.7 million, or 2.7%, from $63.5 million for the three months ended March 31, 2018 to $61.8 million for the three months ended March 31, 2019. Excluding the impact of foreign exchange, operating expenses increased by 5.3%, impacted by an increase of 101% in Suppliers and 1.4% in employee benefit expenses. Operating expenses as a percentage of revenue decreased from 99.4% to 99.5%, for the three months ended March 31, 2018 and 2019, respectively.

Operating profit

Operating profit decreased by $16.3 million, from $23.5 million for the three months ended March 31, 2018 to $6.7 million for the three months ended March 31, 2019, as a result of the factors discussed above. Excluding the $1.9 million impact of IFRS 16 and the $8.1 million impact of the one-offs, operating profit would have been $13.4 million, 3.1% as a percentage of revenue for the three months ended March 31, 2019, compared to 4.8% for the three months ended March 31, 2018.

Brazil

Operating profit in Brazil decreased by $4.7 million, from $8.0 million for the three months ended March 31, 2018 to $3.3 million for the three months ended March 31, 2019, as a result of the factors discussed above.

Americas

Operating profit in Americas decreased by $11.6 million, from operating profit of $8.7 million for the three months ended March 31, 2018 to operating loss of $2.9 million for the three months ended March 31, 2019, as a result of the factors discussed above.

EMEA

Operating profit in EMEA increased by $0.2 million, from a gain of $0.5 million for the three months ended March 31, 2018 to a gain of $0.7 million in March 31, 2019, as a result of the factors discussed above.

Finance income

Finance income was $2.4 million for the three months ended March 31, 2019, compared to $0.9 million for the three months ended March 31, 2018. The increase is mainly due to the positive effect of $1.5 million from the application of IAS 29 in Argentina.

Finance costs

Finance costs increased by $3.4 million, or 23.4%, from $14.6 million for the three months ended March 31, 2018 to $18.0 million for the three months ended March 31, 2019, which includes the negative impact of IFRS16 of $4.7 million. The $1.3 million decrease in finance costs excluding the impact of IFRS16 is explained by contractual amortizations of our existing credit facilities. Excluding the impact of foreign exchange, finance costs increased by 31.9% during the three months ended March 31, 2019.

Change in fair value of financial instruments

Change in fair value of financial instruments altered by $3.1 million, from a loss of $3.1 million for the three months ended March 31, 2018 to zero for the three months ended March 31, 2019. This change is due to the reclassification of the USDBRL cross currency swap to a net investment hedge.

Net foreign exchange gain/(loss)

Net foreign exchange loss decreased by $1.0 million, from a loss of $2.8 million for the three months ended March 31, 2018 to a loss of $1.8 million for the three months ended March 31, 2019. This loss in the three months ended March 31, 2019 was mainly due to the Brazilian Real and Argentine Peso depreciation against the U.S. dollar that impacted our intercompany balances and therefore has no cash impact.

Income tax expense

Income tax expense for the three months ended March 31, 2018 and 2019 was $5.5 million and $35.0 million, respectively. The first quarter of 2019 contains a negative one-off tax impact of $37.8 million due to Spain tax agreement signed in May,2019.

 Loss for the period

Loss for the three months ended March 31, 2018 and 2019 was a $1.7 million and $46.6 million respectively, as a result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA decreased by $7.8 million, or 15.8%, from $49.8 million for the three months ended March 31, 2018 to $42.0 million for the three months ended March 31, 2019. It is important to notice that as of the first quarter of 2019, EBITDA is impacted by the application of IFRS 16. Excluding this effect, EBITDA totaled $28.3 million for the three months ended March 31, 2019.

Excluding the impact of foreign exchange and the impact of the initial application of IFRS 16, EBITDA decreased by 34.6% mainly reflecting the $8.1 million, due to expenses from severance costs related to adjusting the size of operations in Americas and one-off costs related to agreements with unions in Brazil, Chile and Argentina.

Brazil

Adjusted EBITDA increased by $1.4 million, or 5.5%, from $26.4 million for the three months ended March 31, 2018 to $27.8 million for the three months ended March 31, 2019. Excluding the impact of foreign exchange, Adjusted EBITDA increased by 19.2%, mainly driven by initial application of IFRS 16.

Also, excluding the impact of foreign exchange and the impact of the initial application of IFRS 16, EBITDA decreased by 17.0% due to higher employee benefit expenses in 2019, lower profitability in some client programs and  the one-off explained above.

Americas

Adjusted EBITDA decreased by $8.1 million, or 32.9%, from $21.0 million for the three months ended March 31, 2018 to $14.1 million for the three months ended March 31, 2019. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by 25.6% respectively. The decrease in Adjusted EBITDA was mostly driven by one-off costs related to adjustments in operations as explained above, partially offset by impact due the initial application of IFRS 16.

Also, excluding the impact of foreign exchange, the impact of the initial application of IFRS 16, Adjusted EBITDA decreased by 46.5% due to lower economic activity in Argentina, a challenging business environment in Mexico, impacting volumes in Financial Sector, and lower volumes with Telefónica in Peru and one-off costs explained above.

EMEA

Adjusted EBITDA in EMEA increased $1.3 million from $5.0 million for the three months ended March 31, 2018 to $6.3 million for the three months ended March 31, 2019. Excluding the impact of foreign exchange, Adjusted EBITDA increased by 32.6%, reflecting initial application of IFRS 16. Excluding the impact of foreign exchange and the impact of the initial application of IFRS 16, Adjusted EBITDA increased by 5.9.due higher revenues. In this quarter, there was ramp up of new contracts acquired in the quarter and low utilization rate from lower volumes in specific client program

Liquidity and Capital Resources

As of March 31, 2019, our outstanding debt was $ 643.2 million, which includes $ 394.5 million of our 6.125% Senior Secured Notes due 2022, $ 15.0 million of Brazilian Debentures, $ 19.0 million of financing provided by BNDES, $179.9 million of finance lease payables, $ 34.8 million of other bank borrowings, especially short-term financing for working capital needs and $175.1 million due the initial application of IFRS 16.

During the three months ended March 31, 2019, our cash flow used in operating activities was $39.8 million, which includes interest paid of $18.3 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $58.1 million.

Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2018 and 2019
($ MILLIONS, UNLESS OTHERWISE INDICATED)

	For the three months ended March 31,
	2018	2019

Operating activities
(Loss)/profit before income tax	3.9	(10.6)
Adjustments to reconcile (loss)/profit before income tax to net cash flows:
Amortization and depreciation	26.3	35.3
Changes in trade provisions	0.3	-
Share-based payment expense	-	0.6
Change in provisions	7.1	9.6
Grants released to income	(0.1)	(0.2)
Losses on disposal of fixed assets	0.1	-
Losses on disposal of financial assets	0.1	-
Finance income	(0.9)	(2.4)
Finance costs	14.6	18.1
Net foreign exchange differences	2.8	1.8
Change in fair value of financial instruments	3.1	-
Changes in other (gains)/losses and own work capitalized	1.2	9.5
	54.6	72.2
Changes in working capital:
Changes in trade and other receivables	(69.2)	(71.6)
Changes in trade and other payables	6.8	(2.5)
Other assets/(payables)	(7.8)	4.6
	(70.2)	(69.6)

Interest paid	(17.5)	(18.3)
Interest received	(2.7)	-
Income tax paid	(4.5)	(3.7)
Other payments	(3.4)	(9.7)
	(28.2)	(31.8)
Net cash flows used in operating activities	(40.0)	(39.8)
Investing activities
Payments for acquisition of intangible assets	(10.1)	(15.1)
Payments for acquisition of property, plant and equipment	(6.3)	(3.3)
Payments for financial instruments	-	(0.2)
Proceeds from sale of PP&E and intangible assets	(0.2)	2.0
Net cash flows used in investing activities	(16.6)	(16.7)
Financing activities
Proceeds from borrowing from third parties	46.6	36.6
Repayment of borrowing from third parties	(33.8)	(21.1)
Amortization Financial leasing - IFRS 16	-	(13.7)
Net cash flows from financing activities	12.8	1.8
Net increase/(decrease) in cash and cash equivalents	(43.7)	(54.7)
Exchange differences	2.2	(1.0)
Cash and cash equivalents at beginning of period	141.8	133.5
Cash and cash equivalents at end of period	100.2	77.9

Cash Flow

As of March 31, 2019, we had cash and cash equivalents of $77.9 million. We believe that our current cash flow used in operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the three months ended March 31,
($ in millions)	2018	2019
	(unaudited)
Cash flows used in operating activities	(40.0)	(39.8)
Cash flows used in investing activities	(16.6)	(16.7)
Cash flows from financing activities	12.8	1.8
Net increase/(decrease) in cash and cash equivalents	(43.7)	(54.7)
Effect of changes in exchanges rates	2.2	(1.0)

Cash Flows used in Operating Activities

The Months Ended March 31,2019 Compared to Three Months Ended March 31, 2018

Cash flows used in operating activities was $39.8 million for the three months ended March 31, 2019 compared to $40.0 million for the three months ended March 31, 2018. The change in cash flows used in operating activities reflects a one-off negative impact of $8.1 million to adjust the operations mainly in Americas. The initial application of IFRS 16 caused a positive effect of $2.8 million in the three months ended March 31, 2019. The former operating lease payments are now shown in net cash used in financing activities, provided they do not relate to payments under short-term or low-value leases.

Cash Flows used in Investing Activities

Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018

Cash flows used in investing activities was $16.7 million for the three months ended March 31, 2019 compared to $16.6 million for the three months ended March 31, 2018. Cash flows used in investing activities for the three months ended March 31, 2019 was mainly related to lower capital expenditure.

Cash Flows from in Financing Activities

Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018

Cash flows from financing activities was $1.8 million for the three months ended March 31, 2019 compared to cash flows used in financing activities of $12.8 million for the three months ended March 31, 2018. As a result of the application of IFRS16, net cash used in financing activities related to repayments of non-current financial liabilities under leases were $13.7 million. The net change in cash flow from financing activities is mainly due to higher utilization of credit facilities.

This change is mainly due to disbursements on Santander Revolving Facility and new loan in Atento Brasil, partially offset by monthly contractual BNDES amortization.

Finance leases

The Company holds the following assets under finance leases:

	As of March 31,
	2018	2019
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
Finance leases	(unaudited)
Plant and machinery	1.6	0.8
Furniture, tools and other tangible assets	6.4	3.6
Buildings - IFRS 16	-	172.7
Total	8.0	177.1

The present value of future finance lease payments is as follow:

	As of March 31,
	2018	2019
($ in millions)	Future finance leasing payments	Future finance leasing payments
	(unaudited)
Up to 1 year	4.1	50.5
Between 1 and 5 years	5.2	129.4
Total	9.3	179.9

Capital Expenditure

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditure is covered by existing cash and EBITDA generation. The table below shows our capital expenditure by segment for the three months ended March 31, 2018 and 2019.

	For the three months ended March 31,
	2018	2019
($ in millions)	(unaudited)

Brazil	21.4	3.6
Americas	13.8	2.9
EMEA	3.1	0.5
Total capital expenditure	38.3	7.0

The capital expenditures for the three months ended March 31, 2018 reflect mainly the acquisition by Atento of the rights to software’s use of $38.3 million. In the three months ended March 31, 2019, Atento Brasil capital expenditures includes the implementation and remodeling of four new operations to attend new clients and purchase of equipment’s in the amount of $3.6 million.

Atento s.a. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION THE THREE MONTHS ENDED MARCH 31, 2019

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2018 and March 31, 2019
(In thousands of U.S. dollars, unless otherwise indicated)
ASSETS	Notes
		December 31,	March 31,
		2018	2019
		(audited)	(unaudited)

NON-CURRENT ASSETS		716,886	829,843

Intangible assets		211,202	195,211
Goodwill		154,989	152,329
Property, plant and equipment		123,940	293,414
Non-current financial assets		95,531	88,800
Trade and other receivables	10	19,148	18,758
Other non-current financial assets	10	65,070	60,255
Derivative financial instruments	11	11,313	9,787
Other taxes receivable		6,061	6,063
Deferred tax assets		125,163	94,026

CURRENT ASSETS		496,467	505,647

Trade and other receivables		342,075	404,114
Trade and other receivables	10	315,654	377,783
Current income tax receivable		26,421	26,331
Derivative financial instruments	11	-	257
Other taxes receivable		19,975	22,309
Other current financial assets	10	891	1,037
Cash and cash equivalents	10	133,526	77,930

TOTAL ASSETS		1,213,353	1,335,490

The accompanying notes are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2018 and March 31, 2019
(In thousands of U.S. dollars, unless otherwise indicated)

EQUITY AND LIABILITIES	Notes	December 31,	March 31,
		2018	2019
		(audited)	(unaudited)

TOTAL EQUITY		340,092	277,816
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST		8,541	7,845
OWNERS OF THE PARENT COMPANY		331,551	269,971

Share capital	9	49	49
Reserve for acquisition of non-controlling interest	9	(23,531)	(23,531)
Share premium		615,288	619,461
Treasury shares	9	(8,178)	(8,178)
Retained losses		(16,325)	(62,299)
Translation differences		(257,122)	(268,889)
Hedge accounting effects		8,404	4,565
Stock-based compensation		12,966	8,793
NON-CURRENT LIABILITIES		528,869	652,622

Deferred tax liabilities		30,221	27,060
Debt with third parties	11	408,426	532,927
Derivative financial instruments	11	682	1,296
Provisions and contingencies	12	51,174	52,249
Non-trade payables		14,391	15,208
Option for the acquisition of non-controlling interest		20,830	20,710
Other taxes payable		3,145	3,172

CURRENT LIABILITIES		344,392	405,051

Debt with third parties	11	51,342	110,268
Trade and other payables		274,000	276,872
Trade payables		76,912	72,383
Income tax payables		10,615	10,301
Other taxes payables		78,511	78,290
Other non-trade payables		107,962	115,898
Provisions and contingencies	12	19,050	17,911
TOTAL EQUITY AND LIABILITIES		1,213,353	1,335,490

The accompanying notes are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months ended March, 2018 and 2019
(In thousands of U.S. dollars, unless otherwise indicated)

		For the three months ended March 31,
	Notes	2018	2019
		(unaudited)

Revenue		490,353	436,704
Other operating income		1,981	639
Other gains and own work capitalized			4
Operating expenses:
Supplies		(17,620)	(16,823)
Employee benefit expenses		(367,503)	(339,293)
Depreciation		(11,331)	(21,800)
Amortization		(14,983)	(13,524)
Changes in trade provisions		(294)	(3)
Other operating expenses		(57,150)	(39,186)
OPERATING PROFIT		23,453	6,718

Finance income		897	2,391
Finance costs		(14,615)	(17,977)
Change in fair value of financial instruments		(3,122)	-
Net foreign exchange loss		(2,762)	(1,756)
NET FINANCE EXPENSE		(19,602)	(17,342)
PROFIT BEFORE INCOME TAX		3,851	(10,624)
Income tax benefit/(expense)	13	(5,515)	(34,986)
LOSS FOR THE PERIOD		(1,664)	(45,610)
LOSS ATTRIBUTABLE TO:
OWNERS OF THE PARENT		(1,964)	(45,974)
NON-CONTROLLING INTEREST		300	364
LOSS FOR THE PERIOD		(1,664)	(45,610)
LOSS PER SHARE:
Basic loss per share (in U.S. dollars)	14	(0.02)	(0.61)
Diluted loss per share (in U.S. dollars)	14	(0.02)	(0.62)

The accompanying notes are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
For the three months ended March, 2018 and 2019
(In thousands of U.S. dollars, unless otherwise indicated)

	For the three months ended March 31,
	2018	2019
	(unaudited)
Loss for the period	(1,664)	(45,610)
Other comprehensive income/(loss)
Other comprehensive income/(loss) to be reclassified to profit and loss in subsequent periods
Cash flow/net investment hedge	(9,681)	(3,839)
Translation differences	11,816	(12,033)
Other comprehensive income/(loss)	2,135	(15,872)
Total comprehensive income/(loss)	471	(61,481)
Total comprehensive income/(loss) attributable to:
Owners of the parent	171	(61,845)
Non-controlling interest	300	364
Total comprehensive income/(loss)	471	(61,481)

The accompanying notes are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three months ended March, 2018 and 2019
(In thousands of U.S. dollars, unless otherwise indicated)

	Share capital	Share premium	Treasury shares	Reserve for acquisition of non-controlling interest	Retained losses	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2018	48	639,435	-	(23,531)	(94,535)	(170,063)	9,594	7,415	368,363	9,476	377,839
Comprehensive income/(loss) for the period	-	-	-	-	(1,964)	11,486	(9,681)	-	(159)	630	471
Profit for the period	-	-	-	-	(1,964)	-	-	-	(1,964)	300	(1,664)
Other comprehensive income/(loss), net of taxes	-	-	-	-	-	11,486	(9,681)	-	1,805	330	2,135
Stock-based compensation	-	-	-	-	-	-	-	634	634	-	634
Balance at March 31, 2018 (*)	48	639,435	-	(23,531)	(96,499)	(158,577)	(87)	8,049	368,838	10,106	378,944

	Share capital	Share premium	Treasury shares	Reserve for acquisition of non-controlling interest	Retained losses	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2019	49	615,288	(8,178)	(23,531)	(16,325)	(257,122)	8,404	12,966	331,551	8,541	340,092

Comprehensive income/(loss) for the period	-	-	-	-	(45,974)	(11,768)	(3,839)	-	(61,581)	99	(61,481)
Profit/(loss) for the period	-	-	-	-	(45,974)	-	-	-	(45,974)	364	(45,610)
Other comprehensive income/(loss), net of taxes	-	-	-	-	-	(11,768)	(3,839)	-	(15,607)	(265)	(15,872)
Dividends	-	-	-	-	-	-	-	-	-	(797)	(797)
Stock-based compensation	-	4,173	-	-	-	-	-	(4,173)	-	-	-
Balance at March 31, 2019 (*)	49	619,461	(8,178)	(23,531)	(62,299)	(268,889)	4,565	8,793	269,971	7,845	277,816

(*) unaudited
(**) The total of monetary correction caused by hyperinflation in 2018 was USD 35,524 The accompanying notes are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March, 2018 and 2019
(In thousands of U.S. dollars, unless otherwise indicated)

	For the three months ended March 31,
	2018	2019
	(unaudited)
Operating activities
Profit before income tax	3,851	(10,624)
Adjustments to reconcile profit before income tax to net cash flows:
Amortization and depreciation	26,314	35,324
Changes in trade provisions	294	-
Share-based payment expense	-	565
Change in provisions	7,077	9,555
Grants released to income	(134)	(239)
Losses on disposal of fixed assets	87	45
Losses on disposal of financial assets	141	(2)
Finance income	(897)	(2,391)
Finance costs	14,615	18,138
Net foreign exchange differences	2,762	1,756
Change in fair value of financial instruments	3,122	-
Changes in other (gains)/losses and own work capitalized	1,170	9,475
	54,551	72,226
Changes in working capital:
Changes in trade and other receivables	(69,177)	(71,637)
Changes in trade and other payables	6,805	(2,531)
Other payables	(7,829)	4,604
	(70,201)	(69,564)

Interest paid	(17,504)	(18,338)
Interest received	(2,732)	(45)
Income tax paid	(4,543)	(3,703)
Other payments	(3,390)	(9,725)
	(28,169)	(31,811)
Net cash flows from operating activities	(39,968)	(39,773)
Investing activities
Payments for acquisition of intangible assets	(10,122)	(15,060)
Payments for acquisition of property, plant and equipment	(6,486)	(3,324)
Payments for financial instruments	-	(243)
Proceeds from sale of PP&E and intangible assets	-	1,959
Net cash flows used in investing activities	(16,608)	(16,668)
Financing activities
Proceeds from borrowing from third parties	46,624	36,575
Repayment of borrowing from third parties	(33,792)	(21,094)
Amortization Financial leasing - IFRS 16	-	(13,672)
Net cash flows used in financing activities	12,832	1,809
Net decrease in cash and cash equivalents	(43,744)	(54,632)
Exchange differences	2,209	(964)
Cash and cash equivalents at beginning of period	141,762	133,526
Cash and cash equivalents at end of period	100,228	77,930

The accompanying notes are an integral part of the interim consolidated financial statements.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL information FOR THE THREE MONTHS ENDED MARCH 31, 2019

1. ACTIVITY OF ATENTO S.A. AND CORPORATE INFORMATION

(a) Description of business

Atento S.A., formerly Atento Floatco S.A. (hereinafter the “Company”), and its subsidiaries (hereinafter “Atento Group”) is a group of companies that offers customer relationship management services to its clients through contact centers or multichannel platforms.

The Company was incorporated on March 5, 2014 under the laws of the GrandDuchy of Luxembourg, with its registered office in Luxembourg at 4, Rue Lou Hemmer.

The Atento Group was acquired in 2012 by Bain Capital Partners, LLC (hereinafter “Bain Capital”). Bain Capital is a private investment fund that invests in companies with a high growth potential. Notable among its investments in the Customer Relationship Management (hereinafter “CRM”) sector is its holding in ellsystem 24, a leader in customer service in Japan, and Genpact, the largest business management services company in the world.

In December 2012, Bain Capital entered into a final agreement with Telefónica, S.A. for the transfer of nearly 100% of the CRM business carried out by Atento Group (hereinafter the “Acquisition”), the parent company of which was Atento Inversiones y Teleservicios, S.A. (hereinafter “AIT”). The Venezuela based subsidiaries of the group headed by AIT, and AIT, except for some specific assets and liabilities, were not included in the Acquisition. Control was transferred for the purposes of creating the consolidated Atento Group on December 1, 2012.

The majority direct shareholder of the Company, ATALAYA Luxco PIKCo, S.C.A. (Luxembourg), is a holding company incorporated under the laws of the Grand-Duchy of Luxembourg.

The Company’s corporate purpose is to hold investments in companies in Luxembourg and abroad, purchase and sell, subscribe or any other format, and transfer through sale, swap or otherwise of securities of any kind, and administration, management, control and development of the investment portfolio.

The Company may also act as the guarantor of loans and securities, as well as assisting companies in which it holds direct or indirect interests or that form part of its group. The Company may secure funds, with the exception of public offerings, through any kind of lending, or through the issuance of bonds, securities or debt instruments in general.

The Company may also carry on any commercial, industrial, financial, real estate business or intellectual property related activity that it deems necessary to meet the aforementioned corporate purposes.

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate CRM centers through multichannel platforms; provide telemarketing, marketing and “call center” services through service agencies or in any other format currently existing or which may be developed in the future by the Atento Group; provide telecommunications, logistics, telecommunications system management, data transmission, processing and internet services and to promote new technologies in these areas; offer consultancy and advisory services to clients in all areas in connection with telecommunications, processing, integration systems and new technologies, and other services related to the above. The Company’s ordinary shares trade on NYSE under the symbol “ATTO”.

The interim condensed consolidated financial information was approved by the Board of Directors on April 30, 2019.

(b) Seasonality

Our performance is subject to seasonal fluctuations, which is primarily due to (i) the initial costs to train and hire new employees at new service delivery centers to provide additional services to our clients, and (ii) statutorily mandated minimum wage and salary increases of operators, supervisors and coordinators in many of the countries in which we operate, whereas revenue increases related to inflationary adjustments and contracts negotiations generally take effect after the half year. These seasonal effects also cause differences in revenue and expenses among the various quarters of any financial year, which means that the individual quarters of a year should not be directly compared with each other or used to predict financial operations.

2. BASIS OF PRESENTATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The interim condensed consolidated financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not have all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2018. The interim condensed consolidated financial information have been prepared on a historical costs basis, with the exception of derivative financial instruments and financial liability related to the option for acquisition of non-controlling interest, which have been measured at fair value. The interim condensed consolidated financial information is for the Atento Group.

The figures in this interim condensed consolidated financial information is expressed in thousands of dollars, unless indicated otherwise. U.S. Dollar is the Atento Group’s presentation currency.

3. ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the interim condensed consolidated financial information as of March 31, 2019 in relation to those presented in the annual financial statements for the year ended December 31, 2018 except for IFRS 16 and IFRIC 23 which were adopted on January 1, 2019.

a)                Critical accounting estimates and assumptions

The preparation of the interim condensed consolidated financial information under IAS 34 requires the use of certain assumptions and estimates that affect the recognized amount of assets, liabilities, income and expenses, as well as the related disclosures.

Some of the accounting policies applied in preparing the accompanying interim condensed consolidated financial information required Management to apply significant judgments in order to select the most appropriate assumptions for determining these estimates. These assumptions and estimates are based on Management experience, the advice of consultants and experts, forecasts and other circumstances and expectations prevailing at year end. Management’s evaluation takes into account the global economic situation in the sector in which the Atento Group operates, as well as the future outlook for the business. By virtue of their nature, these judgments are inherently subject to uncertainty. Consequently, actual results could differ substantially from the estimates and assumptions used. Should this occur, the values of the related assets and liabilities would be adjusted accordingly.

Although these estimates were made on the basis of the best information available at each reporting date on the events analyzed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively in accordance with the requirements of IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, recognizing the effects of the changes in estimates in the related interim condensed consolidated statements of operations.

An explanation of the estimates and judgments that entail a significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities in the coming financial period is as follow:

Impairment of goodwill

The Atento Group tests goodwill for impairment annually, in accordance with the accounting principle disclosed in the consolidated financial statements for the year ended December 31, 2018. Goodwill is subject to impairment testing as part of the cash-generating unit to which it has been allocated. The recoverable amounts of cash-generating units defined in order to identify potential impairment in goodwill are determined on the basis of value in use, applying five-year financial forecasts based on the Atento Group’s strategic plans, approved and reviewed by Management. These calculations entail the use of assumptions and estimates and require a significant degree of judgment. The main variables considered in the sensitivity analyses are growth rates, discount rates using the Weighted Average Cost of Capital (“WACC”) and the key business variables.

Deferred taxes

The Atento Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these deferred amounts depends ultimately on the Atento Group’s ability to generate taxable earnings over the period in which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Atento Group as a result of changes in tax legislation or unforeseen transactions that could affect the tax balances.

The Atento Group has recognized deferred tax assets corresponding to losses carried forward since, based on internal projections, it is probable that it will generate future taxable profits against which they may be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Provisions and contingencies

Provisions are recognized when the Atento Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, inter alia, regulations, contracts, customary practice or public commitments that would lead third parties to reasonably expect that the Atento Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources embodying economic benefit that will be required to settle the obligation, taking into account all available information as of the reporting date, including the opinions of independent experts such as legal counsel or consultants.

No provision is recognized if the amount of liability cannot be estimated reliably. In such cases, the relevant information is disclosed in the notes to the interim condensed consolidated financial information.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of these estimates.

Fair value of derivatives

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in interest and exchange rates. Derivatives are recognized at the inception of the contract at fair value.

The fair values of derivative financial instruments are calculated on the basis of observable market data available, either in terms of market prices or through the application of valuation techniques. The valuation techniques used to calculate the fair value of derivative financial instruments include the discounting of future cash flow associated with the instruments, applying assumptions based on market conditions at the valuation date or using prices established for similar instruments, among others. These estimates are based on available market information and appropriate valuation techniques. The fair values calculated could differ significantly if other market assumptions and/or estimation techniques were applied.

b) New and amended standards adopted by the Group

The Atento Group applied IFRS 16 e IFRIC 23 for the first time in 2019. The nature and effect of the changes as a result of adoption of these new accounting standards are described below.

IFRS 16 – Lease

IFRS 16 was issued in January 2016. It resulted in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases. The standard affected primarily the accounting for the group’s operating leases.

On the January 1, 2019, lease commitments that the group to recognized as right-of-use assets amount 184,099 thousand U.S. dollars, and lease liabilities in the same amount. The Group transitioned to IFRS 16 in accordance with the modified retrospective approach. The prior-year figures were not adjusted.

The consolidated statement of operations was impacted by a decrease of-operating expenses and an increase of the amortization of the right-of-use assets and interest on the lease liability. Atento activities as a lessor are not material and hence the group does not have any impact on the financial statements including no impacts in the loan’s covenants.

The following reconciliation to the opening balance for the lease liabilities as at January 1, 2019 is based upon the operating lease obligations as at December 31, 2018:

	December 31,	IFRS 16	January 01,
	2018		2019
Assets
Propert plant and equipment	123,940	184,099	308,039
Liabilities
Non-current liabilities
Debt with thirt parties	(408,426)	(132,551)	(540,977)
Current liabilities
Debt with thirt parties	(51,342)	(51,548)	(102,890)

The lease liabilities were discounted at the borrowing rate as at January 1, 2019.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

Atento reviewed the tax treatment under the terms of IFRIC 23 in all subsidiaries and as at the reporting date, the group did not identify any material impact on the financial statements.

Atento implemented a process for periodically review the income tax treatments consistent under IFRIC 23 requirements across the group.

4. MANAGEMENT OF FINANCIAL RISK

4.1 Financial risk factors

The Atento Group's activities are exposed to various types of financial risks: market risk (including currency risk, interest rate risk and country risk), credit risk and liquidity risk. The Atento Group's global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group's results of operations. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

This unaudited interim condensed consolidated financial information does not include all financial risk management information and disclosures required in the annual financial statements and therefore they should be read in conjunction with the Atento Group’s consolidated financial statements as of and for the year ended December 31, 2018. For the three months ended March 31, 2019 there have not been changes in any risk management policies.

Country Risk

To manage or mitigate country risk, we repatriate the funds generated in the Americas and Brazil that are not required for the pursuit of new profitable business opportunities in the region and subject to the restrictions of our financing agreements.

Interest Rate Risk

Interest rate risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates. Atento Group’s finance costs are exposed to fluctuation in interest rates. As of March 31, 2019, 8.3% of Atento Group’s finance costs are exposed to fluctuations in interest rates (excluding the effect of financial derivative instruments), compared to 7.4% as of December 31, 2018. As of March 31, 2019, there were no outstanding amounts related to interest rate derivatives.

Foreign Currency Risk

Our foreign currency risk arises from our local currency revenues, receivables and payables while the U.S. dollar is our presentation currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

As of March 31, 2019, the estimated fair value of the cross-currency swaps designated as hedging instruments totaled a net asset of  8,491 thousand U.S. dollars (net asset of 10,631 thousand U.S. dollars, as of December 31, 2018).

Credit Risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually on the basis of the conditions prevailing in the markets and the countries where Atento operate. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group’s maximum exposure to credit risk is primarily limited to the carrying amounts of its financial assets. The Atento Group holds no guarantees as collection insurance.

Liquidity Risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flow to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that the Atento Group’s average debt maturity must be longer than the length of time we required paying its debt (assuming that internal projections are met).

Capital Management

The Atento Group’s Finance Department, which is in charge of the capital management, takes various factors into consideration when determining the Group’s capital structure.

The Atento Group’s capital management goal is to determine the financial resources necessary both to continue its recurring activities and to maintain a capital structure that optimizes own and borrowed funds.

The Atento Group sets an optimal debt level in order to maintain a flexible and comfortable medium-term borrowing structure in order to be able to carry out its routine activities under normal conditions and to address new opportunities for growth. Debt levels are kept in line with forecast future cash flows and with quantitative restrictions imposed under financing contracts.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

Among the restrictions imposed under financing arrangements, the debenture contract lays out certain general obligations and disclosures in respect of the lending institutions, specifically, the borrower Atento Brasil S.A. must comply with the quarterly net financial debt/EBITDA ratio set out in the contract terms.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

The contract also sets out additional restrictions, including limitations on dividends, payments and distributions to shareholders and capacity to incur additional debt.

The Super Senior Revolving Credit Facility carries no financial covenant obligations regarding debt levels. However, the notes do impose limitations of the distributions on dividends, payments or distributions to shareholders, the incurring of additional debt, and on investments and disposal of assets.

As of the date of these interim condensed consolidated financial information, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

4.2 Fair value estimation

a)        Level 1: The fair value of financial instruments traded on active markets is based on the quoted market price at the reporting date.

b)       Level 2: The fair value of financial instruments not traded in active market (i.e. OTC derivatives) is determined using valuation techniques. Valuation techniques maximize the use of available observable market data, and place as little reliance as possible on specific company estimates. If all of the significant inputs required to calculate the fair value of financial instrument are observable, the instrument is classified in Level 2. The Atento Group’s Level 2 financial instruments comprise interest rate swaps used to hedge floating rate loans and cross currency swaps.

c)        Level 3: If one or more significant inputs are not based on observable market data, the instrument is classified in Level 3.

The Atento Group’s assets and liabilities measured at fair value as of December 31, 2018 and March 31, 2019 are classified as Level 2. No transfers were carried out between the different levels during the period.

5. SEGMENT INFORMATION

The following tables present financial information for the Atento Group’s operating segments for the three months ended March 31, 2018 and 2019 (in thousand U.S. dollars):

For the three months ended March 31, 2018
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
	(unaudited)
Sales to other companies	23,962	111,642	164,401	-	300,005
Sales to Telefónica Group	39,941	76,365	74,041	-	190,347
Sales to other group companies	-	2,618	466	(3,084)	-
Other operating income and expense	(60,742)	(172,284)	(216,986)	9,426	(440,586)
EBITDA	3,161	18,342	21,922	6,342	49,767
Depreciation and amortization	(2,634)	(9,635)	(13,900)	(145)	(26,314)
Operating profit/(loss)	528	8,707	8,022	6,197	23,453
Financial results	(89)	(4,183)	(8,930)	(6,400)	(19,602)
Income tax	(41)	(2,653)	(265)	(2,557)	(5,515)
Profit/(loss) from continuing operations	397	1,871	(1,173)	(2,759)	(1,664)
Profit/(loss) for the period	397	1,871	(1,173)	(2,759)	(1,664)
EBITDA	3,161	18,342	21,922	6,342	49,767
Restructuring costs	-	(5)	-	-	(5)
Asset impairment and other	-	29	-	-	29
Shared services expenses	1,846	2,634	4,502	(8,982)	-
Adjusted EBITDA (unaudited)	5,007	20,999	26,424	(2,640)	49,790
Capital expenditure	3,084	13,795	21,414	-	38,293
Intangible, Goodwill and PP&E (as of March 31, 2018)	50,883	186,781	312,356	1,072	551,092
Allocated assets (as of March 31, 2018)	414,609	642,033	701,561	(364,283)	1,393,920
Allocated liabilities (as of March 31, 2018)	138,000	309,936	526,493	40,547	1,014,976

For the three months ended March 31, 2019
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
	(unaudited)
Sales to other companies	24,116	94,332	153,488	2	271,938
Sales to Telefónica Group	38,024	62,240	64,256	-	164,520
Sales to other group companies	-	5,096	549	(5,398)	247
Other operating income and expense	(58,202)	(151,775)	(195,849)	11,162	(394,664)
EBITDA	3,938	9,893	22,444	5,766	42,041
Depreciation and amortization	(3,275)	(12,827)	(19,151)	(70)	(35,323)
Operating profit/(loss)	663	(2,934)	3,293	5,696	6,718
Financial results	(678)	(5,287)	(12,056)	679	(17,342)
Income tax	(3,976)	599	2,851	(34,460)	(34,986)
Profit/(loss) from continuing operations	(3,991)	(7,622)	(5,912)	(28,085)	(45,610)
Profit/(loss) for the period	(3,991)	(7,622)	(5,912)	(28,085)	(45,610)
EBITDA (unaudited)	3,938	9,893	22,444	5,766	42,041
Shared services expenses	2,391	4,207	5,351	(11,949)	-
Adjusted EBITDA (unaudited)	6,329	14,100	27,795	(6,183)	42,041
Capital expenditure	467	2,901	3,650	-	7,018
Intangible, Goodwill and PP&E (as of March 31, 2019)	43,623	224,953	371,896	482	640,954
Allocated assets (as of March 31, 2019)	398,757	607,874	705,962	(377,103)	1,335,490
Allocated liabilities (as of March 31, 2019)	133,031	318,629	559,805	46,208	1,057,673

"Other and eliminations" includes activities of the intermediate holding in Spain (Atento Spain Holdco, S.L.U.), Luxembourg holdings, as well as inter-group transactions between segments.

6. INTANGIBLE ASSETS

The main changes in intangible assets between the three-month period ended March 31, 2019 and the year ended the December 31, 2018 are related to amortization of period and the negative impact of exchange variance.

7. GOODWILL

The variations of amounts related to the three-month period ended December 31, 2018 and March 31, 2019 are mainly related to exchange variance, due to Brazilian Real and Argentine Peso devaluation against the U.S. dollar.

8.   PROPERTY, PLANT AND EQUIPMENT (PP&E)

The variations of amounts related to the three-month period ended December 31, 2018 and March 31, 2019 are related mainly to implementation of IFRS 16 in which the impacts were presented in note 4b.

9. Equity

Share capital

As of March 31, 2019, share capital stood at 49 thousand U.S dollars - €33,979 (49 thousand U.S. dollars - €33,304 as December 31, 2018), divided into 75,406,357 shares. PikCo owns 64% of ordinary shares of Atento S.A.

On January 18, 2019, the Board approved a share capital increase and issued 335,431 shares increasing outstanding shares to 75,406,357

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

Reserve for acquisition of non-controlling interest

Refers to options attributable to the parent company in the acquisition of RBrasil and Interfile in amount of 23,531 thousand U.S. dollars.

Treasury shares

Atento S.A repurchased 1,106,158 shares during 2018 at a cost of 8,178 thousand of US dollars and an average price of $7,39

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

At December 31, 2018 and March 31, 2019, no legal reserve had been established, mainly due to the losses incurred by Atento S.A.

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group’s presentation currency (U.S. dollars).

Retained earning/ losses

At December 31, 2018, the subsidiary Atento Argentina recorded an amount of 35,524 thousand of US Dollars, referring to monetary correction for the country to have become hyperinflationary balance at June 30, 2018.

Stockbased compensation

a) Description of share based payment arrangements

As of October 1, 2015, a total of 125,509 TRSUs vested and were exercised. No grant was made in 2015. On July 1, 2016, Atento granted the following share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries:

1.   Time Restricted Stock Units (“RSU”) (equity settled)

• Grant date: July 1, 2016

• Amount: 1,384,982 RSUs

• Vesting period: 100% of the RSUs vest on January 4, 2019

• There are no other vesting conditions

In addition, an Extraordinary Grant of 81,257 Time Restricted Share Units to an Executive Officer in a one-time award with a two-year vesting period

As of October 3, 2016, a total of 157,925 TRSUs vested.

On May 31 and June 2, 2017, Atento granted a new share-based payment arrangement to the Board of directors (a total of 29,300 RSUs) in a one-time award with a one-year vesting period.

On July 3, 2017, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries:

1.      Time Restricted Stock Units (“RSU”) (equity settled)

• Grant date: July 3, 2017

• Amount: 886,187 RSUs

• Vesting period: 100% of the RSUs vest on January 2, 2020

• There are no other vesting conditions

On April 19, 2018, Atento granted a new share-based payment arrangement to Board directors (a total of 23,232 RSUs) in a one-time award with a one-year vesting period.

On July 2, 2018, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

Time Restricted Stock Units (“RSUs”) (equity settled)

•  Grant date: July 2, 2018

•  Amount: 1,065,220 RSUs

•  Vesting period: 100% of the RSUs vests on January 4, 2021

•  There are no other vesting conditions

As of January 4th, 2019, a total of 1,161,870 TRSUs vested.

On March 1st, 2019, Atento granted a new share-based payment arrangement to the Board of directors (a total of 109,785 RSUs) and an Extraordinary Grant for a total (a total of 704,057 RSUs) in a one-time award with a one-year vesting period.

b) Measurement of fair value

The fair value of the RSUs, for all arrangements, has been measured using the BlackScholes model. For all arrangements are equity settled and the fair value of RSUs is measured at grant date and not remeasured subsequently.

c) Outstanding RSUs

On January 04, 2019, the Company vested the total 1,167,870(**) TRSUs

The 2016 Plan	Time RSU
Outstanding December 31, 2018	1,109,338
Vested	1,109,338
Outstanding March 31, 2019	-

(**) 1,161,870 RSUs consist of 1,109,338 the 2016 plan, 29,300 the 2017 extraordinary plan and 23,232 the 2018 extraordinary plan.

The 2017 Plan	Time RSU
Outstanding December 31, 2018	815.693
Forfeited (**)	(325.477)
Outstanding March 31, 2019	490.216

(**) RSUs are antecipated vested forfeited during the year due to employees failing to satisfy the service conditions.

The 2018 Plan	Time RSU
Outstanding December 31, 2018	1,060,220
Forfeited (**)	(277.486)
Outstanding March 31, 2019	782.734

(**) part of RSUs are antecipated vested forfeited during the year due to employees failing to satisfy the service conditions

d) Impacts in Profit or Loss

In the three months ended March 31, 2019, 565 thousand U.S. dollars related to stock-based compensation and the related social charges were recorded as Employee benefit expenses.

10. FINANCIAL ASSETS

As of December 31, 2018 and March 31, 2019, all the financial assets of the Company are classified as loans and receivables, except for the derivative financial instruments that are categorized as fair value through profit or loss.

Credit risk arises from the possibility that the Atento Group might not recover its financial assets at the amounts recognized and in the established terms. Atento Group Management considers that the carrying amount of financial assets is similar to the fair value.

As of March 31, 2019, Atento Teleservicios España S.A., Atento Chile S.A., Atento Colombia S.A., Teleatento del Perú S.A.C, Atento Brasil S.A. and Atento El Salvador S.A. de C.V. have entered into factoring agreements without recourse, anticipating an amount of 162,615 thousand U.S. dollars, receiving cash net of discount, the related trade receivables were realized and interest expenses were recognized in the statement of operations.

Details of other financial assets as of December 31, 2018 and March 31, 2019 are as follow:

	Thousands of U.S. dollars
	12/31/2018	3/31/2019
	(audited)	(unaudited)

Other non-current receivables (*)	13,232	9,607
Non-current guarantees and deposits	51,838	50,648
Total non-current	65,070	60,255

Other current receivables	272	209
Current guarantees and deposits	619	827
Total current	891	1,037

Total	65,961	61,292

(*) “Other non-current receivables” as of March 31, 2019 primarily comprise a loan granted by the subsidiary RBrasil to third parties. The effective annual interest rate is CDI + 3.75% p.a., maturing up to five years beginning in May 4, 2017, when the value of the loan will be amortized in a single installment.

The breakdown of “Trade and other receivables” as of December 31, 2018 and March 31, 2019 is as follows:

	Thousands of U.S. dollars
	12/31/2018	3/31/2019
	(audited)	(unaudited)
Non-current trade receivables	6,430	6,023
Other non-financial assets (*)	12,718	12,736
Total non-current	19,148	18,758
Current trade receivables	279,926	338,612
Other receivables	8,439	8,427
Prepayments	18,332	20,143
Personnel	8,957	10,601
Total current	315,654	377,783
Total	334,802	396,541

(*) “Other non-financial assets” as of March 31, 2019 primarily comprise the litigation underway with the Brazilian social security authority (Instituto Nacional do Seguro Social), recorded in Atento Brasil.

For the purpose of the interim condensed consolidated financial statements of cash flows, cash and cash equivalents are comprised of the following:

	Thousands of U.S. dollars
	12/31/2018	3/31/2019
	(audited)	(unaudited)
Deposits held at call	100,706	74,282
Short-term financial investments	32,820	3,648
Total	133,526	77,930

“Short-term financial investments” comprises short-term fixed-income securities in Brazil, which mature in less than 90 days and accrue interest pegged to the CDI.

11. FINANCIAL LIABILITIES

The breakdown of the Company’s financial liabilities by category as of December 31, 2018 and March 31, 2019 is as follows:

Debt with third parties as of December 31, 2018 and March 31, 2019 is as follows:

	Thousands of U.S. dollars
	12/31/2018	3/31/2019
	(audited)	(unaudited)
Senior Secured Notes	390,507	391,093
Brazilian bonds – Debentures	11,163	11,130
Bank borrowing	4,387	1,349
Finance lease payables	2,369	1,768
Finance lease- IFRS16	-	127,587
Total non-current	408,426	532,927
Senior Secured Notes	9,528	3,403
Brazilian bonds – Debentures	3,545	3,893
Bank borrowing	35,111	52,437
Finance lease payables	3,158	3,032
Finance lease- IFRS 16	-	47,504
Total current	51,342	110,269
TOTAL DEBT WITH THIRD PARTIES	459,768	643,196

Senior Secured Notes

On January 29, 2013, Atento Luxco 1 S.A. issued 300,000 thousand U.S. dollars aggregate principal amount of Senior Secured Notes that would mature on January 29, 2020. The 2020 Senior Secured Notes were senior secured obligations of Atento Luxco 1 and were guaranteed on a senior secured first-priority basis by Atento Luxco 1 and certain of its subsidiaries excluding Argentina and Brazil subsidiaries. The Senior Secured Notes were also guaranteed on an unsecured basis by Atento S.A. and Midco.

The indenture governing the 2020 Senior Secured Notes contained covenants that, among other things, restricted the ability of Atento Luxco 1 and certain of its subsidiaries to: incur or guarantee additional indebtedness; pay dividends or make distributions or redeem or repurchase capital stock; issue, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into transaction with affiliates; enter into agreements restricting certain subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of our assets. These covenants were subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if Atento Luxco 1 sell assets or experiences certain changes of control, it must offer to purchase the 2020 Senior Secured Notes.

On August 19, 2017, in connection with the offering described below, Atento Luxco 1 redeemed all of the outstanding amount of the 2020 Senior Secured Notes. The notes were called at a premium over face value of 103.688% per note, resulting in a total call cost of 11,064 thousand U.S. dollars recorded in finance costs during August 2017, along with the remaining balance of the 2020 Senior Secured Notes issuance amortized cost of 4,920 thousand U.S. dollars.

On August 10, 2017, Atento Luxco 1 S.A., closed an offering of 400,000 thousand U.S. dollars aggregate principal amount of 6.125% Senior Secured Notes due 2022 in a private placement transaction. The notes are due on August 2022. The 2022 Senior Secured Notes are guaranteed on a senior secured basis by certain of Atento’s wholly-owned subsidiaries. The issuance costs of 12,574 thousand U.S. dollars related to this new issuance are recorded at amortized cost using the effective interest method.

The terms of the Indenture, among other things, limit, in certain circumstances, the ability of Atento Luxco 1 and its restricted subsidiaries to: incur certain additional indebtedness; make certain dividends, distributions, investments and other restricted payments; sell the property or assets to another person; incur additional liens; guarantee additional debt; and enter into transaction with affiliates. As of March 31, 2019, we were in compliance with these covenants. The outstanding amount on March 31, 2019 is 394,496 thousand U.S. dollars.

All interest payments are made on a half yearly basis.

The fair value of the Senior Secured Notes, calculated on the basis of their quoted price at March 31, 2019, is 393,424 thousand U.S. dollars.

The fair value hierarchy of the Senior Secured Notes is Level 1 as the fair value is based on the quoted market price at the reporting date.

Debentures

There were no changes in the context of the note, and Company’s Management considers the variations of amounts related to the period ended December 31, 2018 in relation to the period ended March 31, 2019, not relevant, except for the interest accrued and the contractual amortization (principal and interest) in the period and the exchange rate impact. The outstanding amount on March 31, 2019 is 15,023 thousand U.S. dollars.

Bank borrowings

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”) in an aggregate principal amount of 300,000 thousand Brazilian reais (the “BNDES Credit Facility”), equivalent to 109,700 thousand U.S. dollars as of each disbursement date.

The total amount of the BNDES Credit Facility is divided into five tranches subject to the following interest rates:

Tranche	Interest Rate

Tranche A	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP) plus 2.5% per annum
Tranche B	SELIC Rate plus 2.5% per annum
Tranche C	4.0% per year
Tranche D	6.0% per year
Tranche E	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP)

Each tranche intends to finance different purposes, as described below:

•  Tranche A and B: investments in workstations, infrastructure, technology, services and software development, marketing and commercialization, within the scope of BNDES program – BNDES Prosoft.

•  Tranche C: IT equipment acquisition, covered by law 8.248/91, with national technology, necessary to execute the project described on tranches “A” and “B”

•  Tranche D: acquisitions of domestic machinery and equipment, within the criteria of FINAME, necessary to execute the project described on tranches “A” and “B”

•  Tranche E: investments in social projects to be executed by Atento Brasil S.A.

BNDES releases amounts under the credit facility once the debtor meets certain requirements in the contract including delivering the guarantee (stand-by letter of credit) and demonstrating the expenditure related to the project. Since the beginning of the credit facility, the following amounts were released:

(thousands of U.S. dollars)
Date	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Total
March 27, 2014	6,329	3,125	4,375	312	-	14,141
April 16, 2014	2,631	1,315	1,841	132	-	5,919
July 16, 2014	-	-	-	-	150	150
August 13, 2014	15,633	1,708	2,511	270	-	20,122
Subtotal 2014	24,593	6,148	8,727	714	150	40,332
March 26, 2015	4,586	1,146	1,627	133	-	7,492
April 17, 2015	9,171	2,293	3,255	266	-	14,985
December 21, 2015	7,212	1,797	-	-	175	9,184
Subtotal 2015	20,969	5,236	4,882	399	175	31,661
TOTAL	45,562	11,384	13,609	1,113	325	71,993

This facility should be repaid in 48 monthly installments. The first payment was made on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, change or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility. As of March 31, 2019, Atento Brasil S.A. was in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenant.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of employees without providing program support for outplacement, as training, job seeking assistance and obtaining pre-approval of BNDES; (ii) existence of unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A’s ability to comply with its financial obligations under the BNDES Credit Facility.

On September 26, 2016, Atento Brasil S.A. entered into a new credit agreement with BNDES in an aggregate principal amount of 22,000 thousand Brazilian Reais, equivalent to 6,790 thousand U.S. dollars as of September 26, 2016.The interest rate of this facility is Long-Term Interest Rate (Taxa de Juros de Longo Prazo - TJLP) plus 2.0% per annum. The facility should be repaid in 48 monthly installments. The first payment will be due on November 15, 2018 and the last payment will be due on October 15, 2022. This facility is intended to finance an energy efficiency project to reduce power consumption by implementing new lightening, air conditioning and automation technology. On November 24, 2017, 6,500 thousand Brazilian Reais (equivalent to 2,012 thousand U.S. dollars) were released under this facility.

As of March 31, 2019, the outstanding amount under BNDES Credit Facility was 18,991 thousand U.S. dollars.

On August 10, 2017, Atento Luxco 1 S.A. entered into a new Super Senior Revolving Credit Facility (the “Super Senior Revolving Credit Facility”) which provides borrowings capacity of up to 50,000 thousand U.S. dollars and will mature on February 10, 2022. Banco Bilbao Vizcaya Argentaria, S.A., as the agent, the Collateral Agent and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Morgan Stanley Bank N.A. and Goldman Sachs Bank USA are acting as arrangers and lenders under the Super Senior Revolving Credit Facility.

The Super Senior Revolving Credit Facility may be utilized in the form of multi-currency advances for terms of one, two, three or six months. The Super Senior Revolving Credit Facility bears interest at a rate per annum equal to LIBOR or, for borrowings in euro, EURIBOR or, for borrowings in Mexican Pesos, TIIE plus an opening margin of 4.25% per annum. The margin may be reduced under a margin ratchet to 3.75% per annum by reference to the consolidated senior secured net leverage ratio and the satisfaction of certain other conditions.

The terms of the Super Senior Revolving Credit Facility Agreement limit, among other things, the ability of the Issuer and its restricted subsidiaries to (i) incur additional indebtedness or guarantee indebtedness; (ii) create liens or use assets as security in other transactions; (iii) declare or pay dividends, redeem stock or make other distributions to stockholders; (iv) make investments; (v) merge, amalgamate or consolidate, or sell, transfer, lease or dispose of substantially all of the assets of the Issuer and its restricted subsidiaries; (vi) enter into transactions with affiliates; (vii) sell or transfer certain assets; and (viii) agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Issuer and its restricted subsidiaries. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations that are described in the Super Senior Revolving Credit Facility Agreement.

The Super Senior Revolving Credit Facility Agreement includes a financial covenant requiring the drawn super senior leverage ratio not to exceed 0.35:1.00 (the “SSRCF Financial Covenant”). The SSRCF Financial Covenant is calculated as the ratio of consolidated drawn super senior facilities debt to consolidated pro forma EBITDA for the twelve-month period preceding the relevant quarterly testing date and is tested quarterly on a rolling basis, subject to the Super Senior Revolving Credit Facility being at least 35% drawn (excluding letters of credit (or bank guarantees), ancillary facilities and any related fees or expenses) on the relevant test date. The SSRCF Financial Covenant only acts as a draw stop to new drawings under the Revolving Credit Facility and, if breached, will not trigger a default or an event of default under the Super Senior Revolving Credit Facility Agreement. The Issuer has four equity cure rights in respect of the SSRCF Financial Covenant prior to the termination date of the Super Senior Revolving Credit Facility Agreement, and no more than two cure rights may be exercised in any four consecutive financial quarters. As of March 31, 2019, we were in compliance with this covenant.

On September 14, 2017, Atento Luxco 1 S.A. and Atento Brasil S.A. entered into an Agreement for a Common Revolving Credit Facility Line with Santander Brasil, Estabelecimento Financeiro de Crédito S.A. in respect of a bi-lateral, multi-currency revolving credit facilities. Up to $30.0 million of commitments were available for the drawing of cash loans in Euro, Mexican Pesos (MXN) and Colombian Pesos (COP). The original borrowers under this facility were Atento Colombia S.A, Atento Teleservicios España, S.A.U and Atento Servicios, S.A. de C.V. This facility is guaranteed by Atento Luxco 1 S.A. and Atento Brasil S.A. on a joint-and-several basis. This facility matures one year after the date of the Agreement. On January 11, 2019, the facility amount was reduced to up to $20.0 million and Atento Colombia S.A. was excluded as borrower. As of March 31, 2019, the outstanding amount under this facility was 20,000 thousand U.S. dollars.

On March 5, 2018, Atento Brasil S.A. entered into an agreement with Banco ABC Brasil for an amount of 10,092 thousand U.S. dollars, maturing on September 3, 2018 with an annual interest rate of 3.40%. In connection with the loan, Atento Brasil S.A. entered into a full swap agreement through which it receives fixed principal amount and interest rates in U.S. dollars, in the same amount of the loan agreement, and pays fixed principal amount in Brazilian Reais and variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.10% over 33,000 thousand Brazilian Reais. The loan was repaid on September 3, 2018.

On February 26, 2019, Atento Brasil S.A. entered into an agreement with Banco ABC Brasil for an amount of 7,052 thousand EURO maturing on August 26, 2019 with an annual interest rate of 1.7%. In connection with the loan, Atento Brasil S.A. entered into a full swap agreement through which it receives fixed principal amount and interest rates in EURO, in the same amount of the loan agreement, and pays fixed principal amount in Brazilian Reais and variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.20% over 30,000 thousand Brazilian Reais. As of March 31, 2019, the outstanding balance was 8,085 thousand U.S. dollars.

Derivatives

Details of derivative financial instruments as of December 31, 2018 and March 31, 2019 are as follows:

	Thousands of U.S. dollars
	12/31/2018		03/31/2019
	Assets	Liabilities	Assets	Liabilities

Cross currency swaps - net investment hedges	11,313	-	9,787	(1,296)
Cross currency swaps - that do not meet the criteria for hedge accounting	-	(682)	257	-
Total	11,313	(682)	10,044	(1,296)

Non-current portion	11,313	(682)	9,787	(1,296)
Current portion	-	-	257	-

Derivatives held for trading are classified as current assets or current liabilities. The fair value of a hedging derivative is classified as a non-current asset or a non-current liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months. Otherwise, it is classified as a current asset or liability.

In connection with the Refinancing process and the repayment of the first Brazilian Debentures, the hedge accounting for the interest rate swap was discontinued and the OCI balance was transferred to finance cost. Thereafter, any changes in fair value was directly recognized in the statements of operations.

On March 5, 2018, Atento Brasil S.A. entered into a cross-currency swap to hedge a USD loan of 10,092 thousand U.S. dollars at a fixed rate of 3.40% exchanged to a 33,000 thousand Brazilian Reais with interest rate of the average daily rate of the one day “over extra-group” – DI – Interfinancial Deposits - plus a spread of 2.10% per annum. This swap was liquidated on September 3, 2018.

On April 1, 2015, the Company started a hedge accounting for net investment hedge related to exchange risk between the U.S. dollar and foreign operations in Euro (EUR), Mexican Peso (MXN), Colombian Peso (COP) and Peruvian Nuevo Sol (PEN). In connection with the Refinancing process, 8 of the 10 derivatives contracts designated as Net Investment Hedges were terminated between August 1, 2017 and August 4, 2017, generating positive cash of 46,080 thousand U.S. dollars, net of charges. During August 2017, Atento Luxco 1 also entered into new Cross-Currency Swaps related to exchange risk between U.S. dollars and Euro (EUR), Mexican Peso (MXN), Brazilian Reais (BRL) and Peruvian Nuevo Sol (PEN). Except for the Cross-Currency Swap between U.S. dollars and Brazilian Reais (BRL), all Cross-Currency Swaps were designated for hedge accounting as net investment hedge. On January 01, 2019, the Company started to also designate the Cross-Currency Swap between U.S. dollars and Brazilian Reais (BRL) for hedge accounting as net investment hedge.

As of March 31, 2019, details of cross-currency swaps (net investment hedges) were as follows:

Cross Currency Swaps - that do not qualify for hedge accounting
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets/(liability)	Other comprehensive income	Change in OCI, net of taxes	Statements of operations - Finance cost	Statements of operations - Change in fair value
					(unaudited)
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Goldman Sachs	Aug-22	BRL	USD	754,440	5,828	249	249	-	(7,423)
					5,828	249	249	-	(7,423)

Net Investment Hedge
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets/(liability)	Other comprehensive income	Change in OCI, net of taxes	Statements of operations - Finance cost	Statements of operations - Change in fair value
					(unaudited)
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Nomura International	Aug-22	EUR	USD	34,109	353	(509)	(252)	-	-
Goldman Sachs	Aug-22	MXN	USD	1,065,060	4,216	(737)	2,356	-	-
Goldman Sachs	Aug-22	PEN	USD	194,460	(1,649)	3,899	1,485	-	-
Santander	Jan-20	USD	EUR	20,000	-	1,742	-	-	-
Santander	Jan-20	USD	MXN	11,111	-	(2,113)	-	-	-
Goldman Sachs	Jan-20	USD	EUR	48,000	-	3,587	-	-	-
Goldman Sachs	Jan-20	USD	MXN	40,000	-	(7,600)	-	-	-
Nomura International	Jan-20	USD	MXN	23,889	-	(4,357)	-	-	-
Nomura International	Jan-20	USD	EUR	22,000	-	1,620	-	-	-
Goldman Sachs	Jan-18	USD	PEN	13,800	-	22	-	-	-
Goldman Sachs	Jan-18	USD	COP	7,200	-	(80)	-	-	-
BBVA	Jan-18	USD	PEN	55,200	-	71	-	-	-
BBVA	Jan-18	USD	COP	28,800	-	(359)	-	-	-
					8,748	(4,565)	3,839	-	(7,423)
Total
Derivative financial instrument - asset					10,044
Derivative financial instrument - liability					(1,296)

Gains and losses on net investment hedges accumulated in equity will be taken to the statements of operations when the foreign operation is partially disposed of or sold.

Leases are shown as follows in the balance sheet as at March 31, 2019 and the income statement for the first quarter of the year:

	January 1, 2019	Additions			Translation difference	March 31, 2019
Assets
Propert plant and equipment - IFRS 16	184,099	-			95	184,194
(-) Accumulated depreciation	-	(11,773)			303	(11,470)
Total	184,099	(11,773)			398	172,724
Propert plant and equipment - Others

	January 1, 2019	Payments	Interest	Transfers	Translation difference	March 31, 2019
Liabilities
Non-current liabilities
Finance lease - IFRS 16	132,551	-	-	(4,964)	-	127,587
Finance lease - others	2,369	-	-		(601)	1,768
Total Non-current Liabilities	134,920	-	-	(4,964)	(601)	129,355

Current liabilities
Finance lease - IFRS 16	51,548	(13,672)	4,709	4,964	(45)	47,504
Finance lease - others	3,158	-	-	-	(126)	3,032
Total current Liabilities	54,706	(13,672)	4,709	4,964	(171)	50,536

The future leasing payments are segregated as follows:

	2019	2020	2021	2022	Others	Total
Payments Finance lease - IFRS 16	39,860	48,243	42,485	19,059	25,444	175,091

12. PROVISIONS AND CONTINGENCIES

Atento has contingent liabilities arising from lawsuits in the normal course of its business. Contingent liabilities with a probable likelihood of loss are recorded as liabilities and the breakdown is as follows:

	Thousands of U.S. dollars
	12/31/2018	3/31/2019
	(audited)	(unaudited)
Non-current
Provisions for liabilities	24,537	24,253
Provisions for taxes	16,871	17,169
Provisions for dismantling	8,430	8,848
Other provisions	1,336	1,979
Total non-current	51,174	52,249

Current
Provisions for liabilities	9,020	12,754
Provisions for taxes	2,455	2,497
Provisions for dismantling	60	61
Other provisions	7,515	2,599
Total current	19,050	17,911

“Provisions for liabilities” primarily relate to provisions for legal claims underway in Brazil. Atento Brasil S.A. has made payments in escrow related to legal claims from ex-employees, amounting to 45,685 thousand U.S. dollars and 44,304 thousand U.S. dollars as of December 31, 2018 and March 31, 2019, respectively. Also, the variation of the period was impacted by the Brazilian Reais and Argentinian Peso depreciations against the U.S. dollar.

“Provisions for taxes” mainly relate to probable contingencies in Brazil with respect to social security payments and other taxes, which are subject to interpretations by tax authorities. Atento Brasil S.A. has made payments in escrow related to taxes claims 3,320 thousand U.S. dollars and 3,326  thousand U.S. dollars as of December 31, 2018 and March 31, 2019, respectively.

The amount recognized under “Provision for dismantling” corresponds to the necessary cost of dismantling of the installations held under operating leases to bring them to its original condition.

As of March 31, 2019, lawsuits outstanding in the courts were as follows:

Brazil

At March 31, 2019, Atento Brasil was involved in 11,065 labor-related disputes (11,486 labor as of December 31, 2018), being 10,806 of labor massive and 68 of outliers and others, filed by Atento’s employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of the main claims classified as possible was 46,971 thousand U.S. dollars (47,095 thousand U.S. dollars on December 31, 2018), of which 17,624 thousand U.S. dollars Labor Massive-related, 3,271 thousand U.S. dollars Labor Outliers-related and 26,077 thousand U.S. dollars Special Labor cases related.

Furthermore, it is important to highlight out that the Superior Labor Court of Appeals (Tribunal Superior do Trabalho) during the month of August 2015 decided to amend the indexation rate related to labor contingencies. The decision alters the Reference Rate Index (TR) usually used to adjust the amount of the contingencies to the Special Broad Consumer Price Index (Índice de Preços ao Consumidor Amplo Especial – IPCA-E). There are several questions about this matter, especially the period to which change should be applied as well as if the new index is appropriate. In addition, during October 2015, the Supreme Court (STF) issued a “writ of Mandamus” to the Federation of Brazilian Banks (FEBRABAN) suspending the application of the new index (IPCA-E). On September 30, 2017, a new decision of the Superior Labor Court of Appeals on the application of the index IPCA-E was amended, changing the initial date of the application of the index from June 30, 2009 to March 25, 2015. As early as December 2017 came the judgment of the Brazilian Bank Federation (FEBRABAN), declaring unfounded the suit proposed by FEBRABAN. With this unfounded, the effects of the injunction that had been granted by the STF were ceased. However, considering that this recent Supreme Court decision was rendered after the entry into force of Law 13,467 / 17 (Labor Reform), the conclusion that can be sustain it is that its effects would be limited to 25 March 2015 to 10 November 2017 because the new law gave a new text to the Article 879 of the Consolidated Labor Laws (CLT), to expressly determine that it will be apply the TR to upgrading of workers' claims arising from criminal conviction.

Thus, the Company considered this quarter the new modulation projection of the IPCA-E in labor, and this, the external opinion of our lawyers also considering as “possible” the probability of loss in an eventual dispute.

On March 31, 2019, the subsidiary RBrasil Soluções S.A. holds contingent liabilities of labor nature classified as possible in the amount of 21 thousand U.S. dollars.

On March 31, 2019, the subsidiary Interfile holds contingent liabilities of labor nature and social charges classified as possible in the amount of 488 thousand U.S. dollars.

As of March 31, 2019, Atento Brasil S.A. is party to 8 civil lawsuits ongoing for various reasons (7 on December 31, 2018) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of the claims is 5,701 thousand U.S. dollars (5,558 thousand U.S. dollars on December 31, 2018).

As of March 31, 2019, Atento Brasil is party to 30 disputes ongoing with the tax authorities and social security authorities for various reasons relating to infraction proceedings filed (30 on December 31, 2018) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of these claims is 37,476 thousand U.S. dollars (39,489 thousand U.S. dollars on December 31, 2018).

In March 2018, Atento Brasil S.A. received a tax notice from the Brazilian Federal Revenue Service, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) for the period from 2012 to 2015, due to the disallowance of the expenses on tax amortization of goodwill and deductibility of certain financing costs originated of the acquisition of Atento Brasil S.A. by Bain Capital in 2012, and the withholding taxes on payments made to certain of our former shareholders. The amount of the tax assessment from the Brazilian Federal Revenue Service, not including interest and penalties, was 235,931 thousand U.S. dollars, and was assessed by the Company’s outside legal counsel as possible loss. We disagree with the proposed tax assessment and we intend to defend our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies. Based on our interpretation of the relevant law and based on the advice of our legal and tax advisors, we believe the position we have taken is sustainable. Consequently, no provisions are recognized regarding these proceedings.

In addition, as of March 31, 2019, there are tax authorities disputes belonging to the company CBCC totaling 1,238 thousand U.S. dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

Spain

At March 31, 2019, Atento Teleservicios España S.A.U. including its branches and our other Spanish companies were party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling  635 thousand U.S dollars (565,902 Euros). According to the Company’s external lawyers, materialization of the risk event is possible.

Mexico

At March 31, 2019, Atento Mexico through its two entities (Atento Servicios, S.A. de C.V. and Atento Atencion y Servicios, S.A. de C.V.) is party to labor related disputes filed by Atento employees that abandoned their employment or former employees that base their claim on justified termination reasons, totaling 9,844 thousand U.S. dollars (Atento Servicios, S.A. de C.V. totaling 6,484 thousand U.S. dollars and Atento Atencion y Servicios, S.A. de C.V. totaling 3,360 thousand U.S. dollars), according to the external labor law firm for possible risk labor disputes.

Argentina

In Argentina, as a consequence of an unfavorable sentence on the case “ATUSA S.A.” issued by Argentinian Internal Revenue Services (“Administración Federal de Ingresos Públicos”), notified on February 2017, the contingency previously qualified as “remote” became “possible” estimated at 1,127 thousand U.S. dollars at March 31, 2019 (2,454 thousand U.S. dollars on December 31, 2018). A formal appeal has been filed at the National Supreme Court of Justice.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

13. INCOME TAX

The breakdown of the Atento Groups’s income tax expense is as follow:

	Thousands of U.S. dollars
	For the three months ended March 31,
Income taxes	2018	2019
	(unaudited)
Current tax expense	(9,819)	(3,646)
Deferred tax	4,304	6,465
Write-off of deferred tax assets (a)	-	(37,806)
Total income tax benefit/(expense)	(5,515)	(34,986)

For the three months ended March 31, 2019, Atento Group’s interim condensed consolidated financial information presented a loss before income tax in the amount of loss of  (10,624) thousand U.S. dollars and a tax expense of  34,986 thousand U.S. dollars compared to a profit before income tax in the amount of  3,851 thousand U.S. dollars and a tax expense of  5,515 thousand U.S. dollars for the three months ended March 31, 2018.

(a)

In May 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million. Also, the agreement negatively impacted our EBITDA in the first quarter of 2019 by $0.5 million and financial expenses of $0.1 million, due to the other adjustments made by the tax authorities. The agreement’s cash impact of $1.1 million will impact our cash flow for the period ended June 30, 2019.

14. LOSS PER SHARE

Basic earnings (loss) per share is calculated by dividing the profits attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during the periods as demonstrated below:

	For the three months ended March 31,
	2018	2019
	(unaudited)
Loss attributable to equity owners of the Company
Atento’s profit/(loss) attributable to equity owners of the parent from continuing operations (in thousands of U.S. dollars)	(1,664)	(45,610)
Weigthed average number of ordinary shares	73,909,056	74,300,199
Basic (loss) per share (in U.S. dollars)	(0.02)	(0.61)

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the conversion of all dilutive ordinary shares. The weighted average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The share-based plan was first granted in October 2014.

	For the three months ended March 31,
	2018	2019
	(unaudited)
Profit/(loss) attributable to equity owners of the Company
Atento’s profit/(loss) attributable to equity owners of the parent from continuing operations (in thousands of U.S. dollars)	(1,664)	(45,610)
Adjusted weighted average number of ordinary shares	73,909,056	73,885,474
Diluted (loss) per share (in U.S. dollars) (1)	(0.02)	(0.62)

(1) For the three months ended March 31, 2019, potential ordinary shares of 813,715, relating to the stock option plan were excluded from the calculation of diluted loss per share, as their effect is anti-dilutive.

15. RELATED PARTIES

Directors

The directors of the Company as of the date on which the interim condensed consolidated financial information were prepared are David Danon, Vishal Jugdeb, Thomas Iannotti, David Garner, Stuart Gent, Charles Megaw, Antonio Viana-Baptista and Carlos López-Abadía.

At March 31, 2019, some members of Board of Directors have the right to the stock-based compensation as described in Note 10.

Change in Board of Directors

On November 6, 2018, Melissa Bethell and Devin O’Reilly resigned from their position of directors of Atento, S.A, The Board of Directors then elected David Danon and Charles Megaw to serve both as Class III Directors replacing Ms. Bethell and Mr. O’Reilly, respectively. Additionally, Thomas Iannotti substitutes Melissa as Chairman to the Compensation and Sustainability Committee.

David Danon, 37, has 13 years of experience in the private equity industry.  He is currently a Principal of Bain Capital Private Equity (Europe) LP and a board member of Autodistribution, MSX International and Italmatch.  Prior to his position at Bain, Mr. Danon worked as an analyst in Lehman Brother’s Merchant Banking division from 2005 to 2008. Mr. Danon has a Master’s in Business from HEC Paris.

Charles Megaw, 48, has over 22 years of experience in the business and financial services industry.  Mr. Megaw joined Bain Capital in 2007 and is an Operating Partner in the London office. Prior to joining Bain Capital, Mr. Megaw was a Partner at Bain & Company where he worked in a variety of industries. He is currently a member of the Board of Directors of MSX International. Mr. Megaw holds an MA and PhD from the University of Cambridge in the United Kingdom.

                On January 18, 2019, the Board elected Carlos López-Abadía to serve as Class II director and appointed him as Chief Executive Officer. On February 28, 2019, Alejandro Reynal resigned from his position as director and CEO of Atento, S.A.

                Carlos López-Abadía, boasts a long-standing international professional career in the technology, consulting and digital transformation sectors at the global level. His successful professional career spans over thirty years. Prior to his appointment as Atento’s Chief Executive Officer, he served as DXC Technology’s Vice President and General Manager Consulting, responsible for digital transformation advisory services, including strategic partnerships in the consulting domain. Previously he served as Vice President Global Services for Misys where he led the transformation of the services and software support business and managed a global service delivery network based in major global financial centers and offshore locations.

Also on January 18, 2019, Marie-Catherine Brunner resigned from her position of director of Atento, S.A. The Board then elected Vishal Jugdeb to serve as Class II director replacing Ms. Brunner.

Vishal Jugdeb, 42, has served as a member of our board of directors since October 2015. Mr. Jugdeb is a Corporate Manager of Bain Capital, LLC, Luxembourg, which he joined in 2014. Prior to that, he served as Senior Manager at Alter Domus Luxembourg S.à r.l., a provider of corporate and management services.

Key management personnel

Key management personnel include those persons empowered and responsible for planning, directing and controlling the Atento Group’s activities, either directly or indirectly.

The following table shows the total remuneration paid to the Atento Group’s key management personnel in the three months ended March 31, 2018 and 2019:

	For the three months ended March 31,
	2018	2019
	(unaudited)
Total remuneration paid to key management personnel	1,223	1,050

16. OTHER INFORMATION

a.            Guarantees and commitments

At March 31, 2019, the Atento Group has guarantees to third parties amounting to 355,430 thousand U.S. dollars (383,286 thousand U.S. dollars at December 31, 2018).

17. SUBSEQUENT EVENT

1)

On April 4, 2019, Atento completed a renegotiation transaction of its financing structure throughout its subsidiary Atento Luxco 1. The Additional Notes of US$100 million were offered as additional notes under the indenture, dated as of August 10, 2017, pursuant to which the Issuer previously issued US$400 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the “Existing Notes”). The Additional Notes and the Existing Notes were treated as the same series for all purposes under the indenture and collateral agreements, each as amended and supplemented, that govern the Existing Notes and will govern the Additional Notes.

The Additional Notes were priced at 99.251% of their principal amount and will mature on August 10, 2022. The Additional Notes are guaranteed on a senior secured basis by certain of Atento's wholly owned subsidiaries. The Existing Notes and the guarantees thereto are, and the Additional Notes and the guarantees thereto will be, secured, subject to permitted liens and other limitations, by a first-priority lien on the capital stock of the Issuer, each of the guarantors and Atento Argentina S.A.

2)

On May 17, 2019, the Company, through its subsidiary, Atento Brasil, acquired 49,99998% of Interfile Serviços de BPO Ltda. and 49,99998% of Interservicer – Serviços em Crédito Imobiliário Ltda. (jointly, “Interfile”), being with the full controlling interest of Interfile. Through the acquisition of the remaining shares, we expect to be able to expand our capabilities in the financial services segment, especially in credit origination, accelerate our penetration into higher value-added solutions, strengthen our leadership position in the Brazilian market and facilitate the expansion of our credit origination segment into other Latin American markets.

PART II - OTHER INFORMATION

LEGAL PROCEEDINGS

See Note 12 to the unaudited interim condensed consolidated financial information.

RISK FACTORS

There were no material changes to the risk factors described in section “Risk Factors” in our Annual Form 20-F, for the year ended December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: May 20, 2019.
By: /s/ Carlos López-Abadia Name: Carlos López-Abadia Title: Chief Executive Officer By: /s/ Mauricio Montilha Name: Mauricio Montilha Title: Chief Financial Officer